     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 3, 1998

                                                      REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         EXTENDED SYSTEMS INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           3577                          82-0399670
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                            5777 NORTH MEEKER AVENUE
                               BOISE, IDAHO 83713
                                 (208) 322-7575
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               STEVEN D. SIMPSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         EXTENDED SYSTEMS INCORPORATED
                            5777 NORTH MEEKER AVENUE
                               BOISE, IDAHO 83713
                                 (208) 322-7575
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
                          PATRICK J. SCHULTHEIS, ESQ.
                             DANIEL F. VAUGHN, ESQ.
                            SHAWN J. LINDQUIST, ESQ.
           WILSON SONSINI GOODRICH & ROSATI PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                             PROPOSED MAXIMUM     PROPOSED MAXIMUM       AMOUNT OF
TITLE OF EACH CLASS OF                       AMOUNT TO        OFFERING PRICE     AGGREGATE OFFERING     REGISTRATION
  SECURITIES TO BE REGISTERED              BE REGISTERED       PER SHARE(1)           PRICE(2)             FEE(3)
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value per
  share.................................      163,334              $8.76              $358,000              $423
======================================================================================================================

    (1) Highest price, excluding interest, to be payable per share in connection with the Rescission Offer covered by this Registration Statement. The price per share will range from $0.15 to $8.76, depending on the price originally paid by the offeree.
    (2) Aggregate purchase price, excluding interest, estimated to be payable if the Rescission Offer covered by this Registration Statement is accepted in full.
    (3) Calculated pursuant to Rule 457 on the basis of the amount at which such securities were sold.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED APRIL 3, 1998
PROSPECTUS

                                RESCISSION OFFER

                                [EXTENDED LOGO]

                                  COMMON STOCK
                            ------------------------

    Extended Systems Incorporated ("Extended Systems" or the "Company") is offering, upon the terms and conditions set forth herein, to rescind the sale of 163,334 shares of the Company's Common Stock to its current employees, former employees, current consultants and former consultants (collectively, the "Employees"), who acquired such shares between November 30, 1993 and December 31, 1997, at prices ranging from $0.15 per share to $8.76 per share (all as adjusted to reflect the Company's two-for-three reverse stock split effected in January 1998).

OFFER

    The Company is aware that the issuance of 163,334 shares (the "Rescission Stock") to certain Employees may have been in violation of the Securities Act of 1933, as amended (the "Securities Act"). Accordingly, the Company may be contingently liable to certain holders of the Rescission Stock in the aggregate amount of approximately $358,000 plus interest of $45,000 as of March 31, 1998. The Company hereby offers to rescind such prior sales by repurchasing the Rescission Stock at the price per share paid plus an amount equal to the interest thereon at the appropriate statutory rate per annum from the date of purchase by the Offerees to the expiration of the Rescission Offer (as defined below). The legal rate of interest for the repurchase of the Rescission Stock provided by law in the following jurisdictions is: 7 percent in California, 6 percent in Idaho, 9 percent in Maryland, 10 percent in Montana, 9 percent in New York and 9 percent in Oregon. The Company's Offer to repurchase the Rescission Stock is hereinafter referred to as the "Rescission Offer." The Rescission Offer will expire on June 3, 1998 (the "Expiration Date").

ACCEPTANCE OR REJECTION

    It is requested that all Employees complete the Form of Election (the "Election") accompanying this Prospectus and return it to the Company, attention: Ms. Karla K. Rosa, Vice President of Finance and Chief Financial Officer, 5777 North Meeker Avenue, Boise, Idaho 83713, as soon as practical but in no event later than June 3, 1998. The Election should be completed to indicate whether the Employee accepts or rejects the Rescission Offer.

    All Employees are advised that they are entitled to accept the Rescission Offer with respect to any or all of their shares of Rescission Stock by checking the appropriate blank on the Election. Employees who wish to accept the Rescission Offer must enclose with the Election the certificates for the shares of Rescission Stock to be repurchased by the Company, properly endorsed for transfer, with the signature guaranteed by a federally or state chartered bank or New York Stock Exchange member firm, unless the Company is presently holding the certificates.

EFFECT OF REJECTION

    Employees who do not accept the Rescission Offer will, for purposes of applicable federal and state securities laws, be deemed to hold registered shares subject to any restrictions upon transfer to which they agreed at the time the Rescission Stock was acquired or subsequent to such time. Rejection of the Rescission Offer by Employees will not necessarily bar the Employees from rescission or other rights which they may have under federal securities laws if the Company in fact violated such laws. However, federal law does provide that a stockholder may lose any rescission rights under federal securities laws one year from the date or purchase of such stockholder's shares.

PUBLIC OFFERING

    On March 2, 1998, a registration statement relating to the Company's initial public offering (the "Public Offering") of Common Stock was declared effective by the Securities and Exchange Commission. As a result, 1,300,000 shares of Common Stock were sold to the public for $8.00 per share by the Company and an additional 482,500 shares of Common Stock were sold to the public for $8.00 per share by certain stockholders of the Company.

    The Common Stock of the Company is quoted on The Nasdaq National Market under the symbol "XTND." On April 2, 1998, the closing bid and ask prices of the Common Stock as quoted on The Nasdaq National Market were $8.00 and $8.12, respectively. These quotations represented prices between dealers, do not include retail mark-ups, mark-downs or commissions and may not represent actual transactions.

    All correspondence pertaining to the Rescission Offer should be directed to the Company, attention: Ms. Karla K. Rosa, Vice President of Finance and Chief Financial Officer, 5777 North Meeker Avenue, Boise, Idaho 83713; telephone (208) 322-7575.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                  The date of this Prospectus is April 3, 1998

     Connect with the Beam(R), ExtendHub(R), ExtendNet(R), Extended Systems(R), JetEye(R), OpenSystems(R), ShareLink(R), ShareSpool(R) and TruePort(R) are registered United States trademarks of the Company. This Prospectus also contains additional trademarks and tradenames of the Company and of other companies.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Company's consolidated financial statements and the notes thereto, appearing elsewhere in the Prospectus. In this Prospectus, the words "expects," "anticipates," "believes," "intends," "will" and similar expressions identify forward-looking statements, which are based upon information currently available to the Company, speak only as of the date hereof and are subject to certain risks and uncertainties. The Company assumes no obligation to update any forward-looking statements. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors." Unless otherwise indicated, all share numbers contained in this Prospectus assume that no stockholder receiving the Rescission Offer exercises such rights to rescind its purchase of Rescission Stock.

                                  THE COMPANY

     Extended Systems provides distributed and mobile computing solutions that address the needs of the virtual enterprise. The Company designs, develops, markets and sells two product families: distributed connectivity products and mobile systems products. The Company's distributed connectivity products include a virtual private networking server, an Internet access server, network print servers and a database management system with remote access capabilities. The Company's mobile systems products include wireless connectivity products that comply with the standards of the Infrared Data Association ("IrDA"), infrared software and port replicators that connect portable computers to desktop peripherals and the network.

     During the last decade, businesses and other organizations have moved from centralized computer systems to distributed local and wide area networks based on client/server architectures. The proliferation of these distributed networks has enabled the enterprise-wide deployment of mission-critical applications beyond the traditional on-site facilities of the organization. As a result, both mobile and local employees have greater access to business-critical information. The corporation has evolved into a "virtual enterprise" characterized by resource and information sharing among employees, suppliers, distributors and customers throughout the world.

     As the mobile workforce continues to grow, there is increasing demand to access business networks from multiple locations, including different locations within the organization's main office, remote offices and various locations while traveling, such as hotels and airports. International Data Corporation ("IDC") forecasts that the market for remote access servers will increase from $1.9 billion in 1996 to $7.6 billion in 2001, and IDC expects the installed base of remote access server ports to increase from 4.2 million in 1996 to 60.5 million in 2001. Increased demand for mobile connectivity has been driven by higher demand for access to communication and mission-critical applications across the network, as well as by the proliferation of notebook computers and other innovative mobile computing devices. PC manufacturers have introduced notebook computers with powerful new features and computing power comparable to desktop computers. IDC reported that 74% of all notebook computers sold in 1997 served as the user's primary computer. In addition, a majority of the notebook computer models sold today by major PC manufacturers contain an infrared port, based upon the IrDA standard, that enables wireless connectivity to the network, other computers, printers and other devices through an infrared connection.

     The Company's products provide a number of advantages to the virtual enterprise. The distributed connectivity products include ExtendNet VPN, ExtendNet IAS, ExtendNet print servers and Advantage Database Management Servers. ExtendNet VPN enables a business to extend its network environment beyond physical connections to the LAN or WAN, permitting seamless, secure access to the network by mobile users over the Internet and eliminating the need for multiple modems and telephone lines. ExtendNet IAS provides remote offices and small businesses with Internet connectivity, allowing multiple users to easily access a single Internet connection while intelligently managing usage to reduce costs. The ExtendNet print server products enable the effective deployment of complex printing applications across distributed networks worldwide. The Advantage Database Server is a scalable, high performance database management system that enables organizations to extend applications and databases across the distributed network and, when coupled with the Advantage Internet Server, over the Internet. The mobile systems products include the JetEye infrared wireless connectivity products, IrDA connectivity software and port replicators. The JetEye infrared wireless connectivity products enable mobile users to easily access networks or peripherals while moving between offices and conference rooms without the need for bulky cables and wired connections. The QuickBeam, JetBeam and IrLite software products enable infrared communications in mobile computing devices. The port replicator products provide notebook computers quick, cost-effective access to desktop peripherals and the network.

     The Company's objective is to be a leading supplier of distributed and mobile computing solutions that meet the needs of the virtual enterprise. The Company leverages its expertise in distributed and mobile computing to provide networking solutions that meet the evolving needs of the virtual enterprise. The Company is committed to developing, introducing and manufacturing new products and enhancing existing products by expanding and leveraging its core technologies. In addition, the Company intends to pursue strategic acquisitions of, or investments in, companies with complementary products, technologies or distribution networks in order to broaden its product lines and to provide a more complete virtual enterprise networking solution.

     The Company markets and sells its products worldwide primarily through distributors, OEMs and resellers. The Company has distribution agreements with companies located in more than 28 countries, including with key distributors such as Ingram Micro and Tech Data. The Company intends to establish additional distribution relationships to strengthen its geographic reach. The Company's in-house sales and marketing staff actively supports the sales efforts of distributors and resellers and is largely responsible for generating end user demand by soliciting prospective customers and providing technical support.

     Extended Systems was founded in 1984 and reincorporated in Delaware in 1985. The Company's principal offices are located at 5777 North Meeker Avenue, Boise, Idaho 83713, and its telephone number at that location is (208) 322-7575. References in this Prospectus to "Extended Systems" and the "Company" refer to Extended Systems Incorporated and its subsidiaries.

                                  THE OFFERING

Common Stock subject to the Rescission Offer............  163,334 shares
Common Stock outstanding................................  8,173,855 shares(1)
Nasdaq National Market symbol...........................  XTND

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    SIX MONTHS ENDED
                                                YEAR ENDED JUNE 30,                   DECEMBER 31,
                                  -----------------------------------------------   -----------------
                                   1993      1994      1995      1996      1997      1996      1997
                                  -------   -------   -------   -------   -------   -------   -------
                                                                                       (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net revenue.....................  $23,104   $29,607   $28,588   $34,670   $39,535   $18,558   $23,283
Gross profit....................   14,309    17,809    16,687    19,841    24,248    11,311    13,892
Income from operations..........    4,652     7,400     3,456     4,199     5,308     2,616     2,643
Net income......................    2,194     4,290     1,798     2,279     2,676     1,342     1,394
Earnings per share:
  Basic.........................  $  0.34   $  0.67   $  0.28   $  0.33   $  0.39   $  0.20   $  0.20
  Diluted.......................     0.30      0.61      0.26      0.32      0.38      0.19      0.19
Number of shares used in
  earnings per share
  calculation:
  Basic.........................    6,472     6,433     6,368     6,826     6,870     6,869     6,864
  Diluted.......................    7,399     7,464     6,867     7,029     7,133     7,099     7,156

                                                                  DECEMBER 31, 1997
                                                              -------------------------
                                                              ACTUAL    AS ADJUSTED(2)
                                                              -------   ---------------
                                                                     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 6,301       $15,243
Working capital.............................................   14,482        23,424
Total assets................................................   26,998        35,940
Long-term debt..............................................    7,489         7,489
Total stockholders' equity..................................   15,428        24,370

---------------

(1) Gives effect to the sale and issuance by the Company of 1,300,000 shares of Common Stock in the Public Offering. Excludes 2,509,066 shares of Common Stock issuable upon exercise of stock options outstanding as of December 31, 1997 with a weighted-average exercise price of $7.82 per share, 2,550,000 shares of Common Stock reserved for future issuance under the Company's stock option, director option and stock purchase plans, and 558,531 shares of Common Stock issuable upon conversion of promissory notes. Does not reflect the rescission of any shares which may be repurchased pursuant to the Rescission Offer. See "Capitalization," "Management -- Stock Plans," "Description of Capital Stock" and Note 8 of Notes to Consolidated Financial Statements.

(2) Adjusted to reflect the receipt by the Company of the aggregate net proceeds of approximately $8,942,000 from the sale of 1,300,000 shares of Common Stock by the Company in the Public Offering at an initial public offering price of $8.00 per share. See Note 8 of Notes to Financial Statements.
                            ------------------------

     The Company's fiscal year ends on June 30 of each year. References herein to "fiscal 1998" refer to the fiscal year ending June 30, 1998. References herein to "fiscal 1997," "fiscal 1996" and "fiscal 1995" refer to the fiscal years ended June 30, 1997, June 30, 1996 and June 30, 1995, respectively.

                                RESCISSION OFFER

  Background

     From November 30, 1993 through December 31, 1997, the Company sold a total of 163,334 shares of Common Stock to Employees at prices ranging from approximately $0.15 to $8.76 per share, for an aggregate purchase price of approximately $358,000. Proceeds from the sale of the Rescission Stock have been used for general corporate purposes.

     The issuances of the Rescission Stock may not have been made in compliance with Section 5 of the Securities Act because no registration statement was filed with the Securities and Exchange Commission ("SEC"), and it may be argued that the issuances were not eligible for the "private placement" exemptions under the Securities Act. Accordingly, the Company may have incurred a contingent liability of approximately $358,000 plus interest with respect to the Rescission Stock because persons who purchased such securities may have a claim against the Company for the purchase price of Rescission Stock plus interest from the date of purchase.

     Because it may not have complied with the registration statement requirements of the Securities Act, the Company decided to offer to rescind the Rescission Stock issued to the Employees. This Rescission Offer is not an admission that the Company did not comply with the registration provisions of applicable federal and state law nor is it a waiver of any applicable statutes of limitations.

  Rescission Price

     While no assurance can be given as to the level at which the Common Stock will trade in the future, the Employees should consider that on April 2, 1998, the closing bid and ask prices for the Company's Common Stock, as quoted on the Nasdaq National Market was $8.00 and $8.12 respectively.

  Acceptance

     The Rescission Offer may be accepted, either in whole or in part, by completing the pertinent part of, and signing, the form of Election (the "Election") accompanying this Prospectus, a form of which is attached hereto as Exhibit A, and delivering the certificates representing the shares of Rescission Stock being repurchased to the Company on or before the close of business on the Expiration Date, as defined below. All acceptances of the Rescission Offer will be deemed to be effective on the Expiration Date and, unless the offer is accepted on or before such date, the right to accept the Rescission Offer shall terminate. Acceptances or rejections may be revoked in a written notice received by the Company prior to the Expiration Date. Payment for securities as to which the Rescission Offer has been accepted will be made within five business days after the Expiration Date.

  Other Terms and Conditions

     The Company has not retained nor does it intend to retain any person to make solicitations or recommendations to the Employees in connection with the Rescission Offer.

     The Rescission Offer will expire at 5:00 p.m., Mountain time, June 3, 1998 unless extended (the "Expiration Date").

     If an Election fully completed and executed in pertinent part is not received by the Expiration Date from those persons actually receiving notice of the Rescission Offer through this Prospectus, the Rescission Offer will be deemed to have been rejected by such offerees.

     Neither the Company nor its officers and directors may make any recommendations to any Employee with respect to the Rescission Offer contained herein. Each person is urged to read this Prospectus carefully and to make an independent evaluation with respect to the Rescission Offer.

     IF PERSONS DESIRING TO ACCEPT THIS RESCISSION OFFER INTEND TO MAKE USE OF THE MAILS TO RETURN THEIR STOCK CERTIFICATES TO THE COMPANY, INSURED

REGISTERED MAIL, RETURN RECEIPT REQUESTED, IS RECOMMENDED.

  Effect of Rescission Offer

     The Company has been advised by its securities counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, as to the following effects of the Rescission Offer. It is unclear whether the Rescission Offer will terminate the Company's liability, if any, for its failure to register the original issuance of the Rescission Stock with the SEC under the Securities Act. The staff of the SEC takes the position that a person's federal right of rescission may survive the Rescission Offer. Generally, the statute of limitations for non-compliance with the requirement to register securities under the Securities Act is one year. The above discussion does not relate to the antifraud provisions of applicable securities laws or rights under common law or equity. The Rescission Stock held by persons who choose not to accept the Rescission Offer will, for purposes of applicable federal and state securities laws, be registered securities as of the Expiration Date and, unless held by persons who may be deemed to be "affiliates" of the Company, will be freely tradeable in the public market at such time, subject to the vesting rights under any Employee's stock restriction agreement with the Company and subject to any lockup agreement signed by any Employee in connection with the Public Offering. Rescission Stock shares held by affiliates of the Company will be subject to certain restrictions on resale provided in Rule 144 under the Securities Act. See "Shares Eligible for Future Sale" for a discussion of Rule 144.

FUNDING THE RESCISSION OFFER

     The Rescission Offer is to be funded from a portion of the net proceeds of the Public Offering.

TAX CONSIDERATIONS OF THE RESCISSION OFFER

     Set forth below is a discussion of certain United States Federal income tax considerations relating to the Rescission Offer under the Internal Revenue Code of 1986, as amended (the "Code"). The discussion does not deal with all of the tax consequences of the Rescission Offer, nor does it deal with all of the tax consequences that may be relevant to particular stockholders, such as dealers in securities, and foreign persons who are subject to the effective minimum tax, persons who are not individuals, and persons holding shares that either are unvested, or subject to hedging, conversion or constructive sale transactions or were acquired pursuant to the exercise of compensatory stock options. ALL PERSONS DESIRING TO ACCEPT THIS RESCISSION OFFER SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE RESCISSION OFFER, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

     For United States Federal income tax purposes, the Company intends to treat the Rescission Offer as a taxable redemption of shares with a redemption price equal to the amount paid for such shares (and including in the redemption price the portion of the payment equal to the amount of interest on the original purchase price of such shares). However, the Federal income tax law applicable to the Rescission Offer is unclear and the Company has received neither an opinion of counsel nor a ruling from the Internal Revenue Service (the "IRS") to that effect. Thus, the IRS is not precluded from successfully asserting a contrary position or otherwise recharacterizing the transaction in whole or in part. For example, the IRS may characterize the Rescission Offer as the return of the original purchase price (which would be nontaxable) plus the payment of interest which would be taxable as ordinary income.

     Assuming the Company's treatment of the Rescission Offer as a redemption of shares is correct, the amount of gain or loss recognized by a person accepting the Rescission Offer should equal the difference between the amount of the Rescission Price received and such stockholder's tax basis in the shares surrendered. A redemption of shares will be treated as a sale or exchange for Federal income tax purposes if it (a) results in a "complete redemption" of the stockholder's interest in the Company under Section 302(b)(3) of the Code, (b) is "substantially disproportionate" with respect to the shareholder under
Section 302(b)(2) of the Code or (c) is "not essentially equivalent to a dividend" with respect to the stockholder under Section 302(b)(1) of the Code. These three tests, which are more fully described below, are collectively referred to herein as the "Redemption Tests." The Redemption Tests are applied on a shareholder-by-shareholder basis. If a repurchase does not satisfy any of the Redemption Tests, the payment of the proceeds from the sale will be treated as a dividend distribution. Because the Redemption Tests are applied independently to each stockholder, it is possible that some persons accepting the Rescission Offer will be subject to dividend treatment and others will receive tax redemption treatment. BECAUSE THE APPLICATION OF THE REDEMPTION TESTS IS APPLIED ON A STOCKHOLDER-BY-STOCKHOLDER BASIS, EACH STOCKHOLDER SHOULD CONSULT ITS OWN TAX ADVISORS IN CONNECTION WITH THE POSSIBLE FEDERAL INCOME TAX TREATMENT THAT MAY APPLY IN EACH STOCKHOLDER'S PARTICULAR CASE.

     The acceptance of the Rescission Offer will result in a "complete redemption" of all the shares owned by a shareholder if either (a) all of the shares actually and constructively owned by such shareholder are sold pursuant to the Rescission Offer or (b) all the shares actually owned by a shareholder are sold pursuant to the Rescission Offer and the shareholder is eligible to waive and effectively waives constructive ownership of shares under procedures described in Section 302(c) of the Code.

     The acceptance of the Rescission Offer will be "substantially disproportionate" with respect to a shareholder if (a) the percentage of the Company's voting stock owned by the shareholder immediately after the repurchase (taking into account all shares purchased by the Company pursuant to the Rescission Offer) equals less than 80 percent of the percentage of the Company's voting stock owned by such shareholder immediately before the repurchase and (b) such shareholder after the repurchase owns less than 50 percent of the total combined voting power of all classes of stock of the Company entitled to vote.

     The acceptance of the Rescission Offer will satisfy the "not essentially equivalent to a dividend" test with respect to a stockholder if, in light of the stockholder's individual circumstances (including his relative interest in the Company), its sale of shares pursuant to the Rescission Offer results in a "meaningful reduction" of its interest in the Company (after giving effect to, and thus treating as not outstanding, shares sold by all shareholders pursuant to the Rescission Offer). This test may be satisfied irrespective of the shareholder's failure to satisfy the complete redemption or substantially disproportionate tests.

     In determining whether any of the Redemption Tests are satisfied, a shareholder must take into account not only shares that are actually owned, but also shares which are constructively owned within the meaning of Section 318 of the Code. Under Section 318, a shareholder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals or entities and shares that it has the right to acquire by exercise of an option, warrant or a conversion right. Contemporaneous or related transactions in stock or stock options of the Company may also affect the Redemption Tests.

     If the acceptance of the Rescission Offer fails to qualify as a sale or exchange for Federal income tax purposes, then the gross proceeds of such transaction will be characterized as a dividend distribution taxable at ordinary income tax rates to the extent of the Company's accumulated and current earnings and profits (on a pro rata basis with other shareholder's whose sales fail to so qualify); any excess will be treated first as a return of capital and then as a gain from a sale or exchange.

     A shareholder who receives proceeds that are taxed as a dividend should generally be able to transfer the unrecovered tax basis in the shares sold to any retained, and possibly constructive, stock interest in the Company.

     Any gain (other than dividend income) or loss recognized in a sale should generally be capital gain or loss to a stockholder who holds its shares as capital assets . Gain on most capital assets held by an individual more than 18 months is subject to a maximum rate of Federal income tax of 20%, and gain on most capital assets held by an individual more than one year and up to 18 months is subject to Federal income tax of a maximum rate of 28%..

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS A SUMMARY, AND IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO IT OF THE RESCISSION OFFER.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In evaluating the Company's business, prospective investors should consider carefully the following factors in addition to the other information set forth in this Prospectus.

     Potential Fluctuations in Operating Results. The Company's operating results have fluctuated significantly in the past and are likely to fluctuate significantly in the future on a quarterly and an annual basis. Prior growth rates that the Company has experienced in net revenue and net income should not be considered indicative of future growth rates. Factors that could cause the Company's future operating results to fluctuate include the level of demand for the Company's products, the Company's success in developing new products, the timing of new product introductions and product enhancements by the Company and its competitors, market acceptance of the Company's new and enhanced products, the emergence of new industry standards, the timing of customer orders, the mix of products sold, competition, the mix of distribution channels through which the Company's products are sold and general economic conditions. Many of such factors are beyond the Company's control.

     The Company typically operates with a relatively small order backlog. As a result, quarterly sales and operating results depend in large part on the volume and timing of orders received within the quarter, which are difficult to forecast. A significant portion of the Company's expense levels is fixed in advance, based in large part on the Company's forecasts of future revenue. If revenue is below expectations in any given quarter, the adverse impact of the shortfall on the Company's operating results may be magnified by the Company's inability to adjust spending to compensate for the shortfall. Therefore, a shortfall in actual revenue as compared to estimated revenue could have a material adverse effect on the Company's business and results of operations.

     A substantial majority of the Company's net revenue results from the sale of products to distributors and original equipment manufacturers ("OEMs"), which sales are difficult to predict and may have lower margins than sales through other channels. Sales through such channels may contribute to increased fluctuations in operating results. A significant portion of the Company's revenue in any quarter is typically derived from sales to a limited number of distributors. Any significant deferral of purchases of the Company's products by its distributors could have a material adverse effect on the Company's business and results of operations in any particular period.

     The Company has experienced some degree of seasonality of net revenue, and the Company expects to continue to experience seasonality in the future. Net revenue in the first fiscal quarter typically is lower than net revenue in the fourth fiscal quarter, reflecting lower sales in Europe and certain other regions in the summer months when business activities are reduced.

     As a result of the foregoing factors, the Company's operating results may be subject to significant volatility. It is likely that in a future period the Company will fail to achieve anticipated operating results. Any shortfall in net revenue, gross margin or net income from levels expected by securities analysts in any period could have an immediate and significant adverse effect on the trading price of the Company's Common Stock.

     Dependence on Recently Introduced Products. The Company's future results of operations will be highly dependent upon the success of recently introduced products, including the ExtendNet VPN, the ExtendNet IAS, the Advantage Internet Server and the port replicators. Newly introduced products are subject to a number of risks, including failure to achieve market acceptance and poor product performance. The Company is unable to predict with any degree of certainty the rate of market acceptance of these newly introduced products. No assurance can be given that any of such products will not require additional development work, enhancement, testing or refinement before they achieve market acceptance. If such new and recently introduced products have performance, reliability, quality or other shortcomings, then such products could fail to achieve market acceptance and the Company may experience reduced orders, higher manufacturing costs, delays in collecting accounts receivable and additional warranty and service expenses, which in each case could have a material adverse effect on the Company's business and results of operations.

     Risks Associated With New and Evolving Markets. The markets for distributed and mobile network connectivity products are still emerging, and there can be no assurance that they will continue to grow or that, even if the markets grow, the Company's products that address these markets will be successful. The Company's success in generating significant revenue in these evolving markets will depend upon, among other things, its ability to demonstrate the benefits of its technology to potential distributors, OEMs and end users, to maintain and enhance its relationships with leading distributors and to expand successfully its distribution channels. The success of the ExtendNet VPN and ExtendNet IAS products will rely, to a large degree, on the increased use of the Internet by businesses as replacements for, or enhancements to, their private networks. There can be no assurance that businesses will develop sufficient confidence in the Internet to deploy the Company's products to a significant degree. The inability of the Company to continue to penetrate the existing markets for distributed and mobile network connectivity products or the failure of current markets to grow or new markets to develop or be receptive to the Company's products could have a material adverse effect on the Company's business and results of operations. The emergence of markets for the Company's products will be affected by a number of factors beyond the Company's control. For example, the Company's products are designed to conform to certain standard infrared and networking specifications. There can be no assurance that these specifications will be widely adopted or that competing specifications will not emerge which will be preferred by the Company's customers. In addition, there can be no assurance that infrared technology itself will be adopted as the standard or preferred technology for wireless connectivity or that manufacturers of personal computers will elect to bundle the infrared technology in their products. The emergence of markets for the Company's products is critically dependent upon continued expansion of the market for mobile computing devices and the timely introduction and successful marketing and sale of mobile computing products such as notebook computers and personal digital assistants, of which there can be no assurance.

     Product Concentration. In fiscal 1997 and the first six months of fiscal 1998, 64% and 54%, respectively, of the Company's net revenue was derived from sales of ExtendNet print servers. The Company believes that this product line will continue to account for a significant portion of the Company's net revenue and gross profit. The Company expects that its gross margin on sales of ExtendNet print servers will decline as a result of a shift in product mix toward lower priced print servers and competitive pricing pressures. The Company's future operating results, particularly in the near term, are dependent upon the continued market acceptance of ExtendNet print servers. There can be no assurance that ExtendNet print servers will continue to meet with market acceptance or that the Company will be successful in developing, introducing or marketing new or enhanced products. A decline in the demand for ExtendNet print servers, as a result of competition, technological change or other factors, or the failure to successfully develop, introduce or market new or enhanced products could have a material adverse effect on the Company's business and results of operations. The life cycle of ExtendNet print servers is difficult to estimate because of, among other factors, the presence of strong competitors in the market and the likelihood of future competition.

     Reliance on Distribution Channels. The Company sells its products, domestically and internationally, primarily to distributors and resellers, and to a lesser extent to OEM customers. The Company's success depends on the continued sales efforts of its network of distributors and resellers. The Company's key distributors include Ingram Micro Inc. ("Ingram Micro") and Tech Data Corporation ("Tech Data"). In fiscal 1997, sales to Ingram Micro accounted for 19% of the Company's net revenue. In the first six months of fiscal 1998, sales to Ingram Micro accounted for 24% of the Company's net revenue and sales to Tech Data accounted for 13% of the Company's net revenue. The loss of, or reduction in sales to, any of the Company's key customers could have a material adverse affect on the Company's business and results of operations.

     The Company provides most of its distributors and resellers with limited product return rights for stock rotation. There can be no assurance that the Company will not experience significant returns in the future or that it will have made adequate allowances to offset such returns. The Company also provides most of its distributors and resellers with price protection rights. Price protection rights require that the Company grant retroactive price adjustments for inventories of the Company's products held by distributors or resellers if the

Company lowers its prices for such products. The short life cycles of the Company's products and the difficulty in predicting future sales increase the risk that new product introductions, price reductions by the Company or its competitors or other factors affecting the markets in which the Company competes could result in significant product returns. In addition, new product introductions by competitors or other market factors could require the Company to reduce prices in a manner or at a time which has a material adverse impact upon the Company's business and results of operations.

     The Company intends to continue to enhance and diversify its international and domestic distribution channels. None of the Company's distributors or OEMs is obligated to purchase the Company's products except pursuant to current purchase orders. The Company's ability to achieve future revenue growth will depend in large part on its success in recruiting and training sufficient sales personnel, distributors, value added resellers ("VARs") and OEM customers. Certain of the Company's existing distributors currently distribute, or may in the future distribute, the product lines of the Company's competitors. There can be no assurance that the Company will be able to attract, train and retain a sufficient number of its existing or future third-party distributors or direct sales personnel, that such third-party distributors will recommend, or continue to recommend, the Company's products or that the Company's distributors will devote sufficient resources to market and provide the necessary customer support for such products. The Company's OEM customers may in the future incorporate competing products into their systems or internally develop competing solutions. In the event that the Company's OEM customers reduce their purchases of the Company's products, the Company's future growth would be adversely affected. All of these factors could have a material adverse effect on the Company's business and results of operations.

     Competition. The markets for the Company's products are intensely competitive, and are characterized by frequent new product introductions, rapidly changing technology and standards, constant price pressure and competition for distribution channels. The principal competitive factors in the Company's markets include product performance, reliability, price, breadth of product line, sales and distribution capability and technical support and service. Certain of these factors are outside the Company's control. There can be no assurance that the Company will be able to compete successfully in the future with respect to these or any other competitive factors or that competition will not have a material adverse effect on the Company's business and results of operations.

     The Company's principal competitors in the market for print servers include Hewlett-Packard Company ("Hewlett-Packard"), Intel Corporation, Lexmark International, Inc. and Emulex Corporation. In the market for infrared mobile computing products, the Company's competitors include a number of companies which have hardware or software solutions. As the market for infrared connectivity matures, the Company may face increased competition from the major PC manufacturers, who may choose to develop infrared solutions for use with their own products. The Company currently faces limited direct competition from major applications and operating systems software vendors who may choose to incorporate infrared connectivity functionality into their software, thereby potentially reducing the need for OEMs to include the Company's products in their notebook and desktop PCs. The Company's ExtendNet IAS product currently competes with the product offerings of Bay Networks, Inc., as well as those of a number of smaller companies. The Company's ExtendNet VPN product currently competes with software-based solutions offered by Microsoft Corporation and others. As the market for these distributed connectivity products matures, the Company expects to face direct competition from other large computer networking companies. The Company's Advantage Database Server product currently competes with low-end database products from companies such as Microsoft Corporation and Oracle Corporation, in addition to smaller competitors offering data management software. The Company faces indirect competition from existing and potential customers that provide internally developed solutions. As a result, the Company must demonstrate to prospective customers the advantages of the Company's products over internally developed solutions.

     In addition to direct competition, the Company's products face competition from alternative technological solutions. For example, the Company's IrDA mobile computing products face indirect competition from alternatives such as radio frequency connectivity and non-IrDA infrared solutions. The Company's ExtendNet VPN products face indirect competition from the major computer networking companies which provide extended Ethernet solutions for wide area and local area networks.

     Many of the companies with which the Company competes or may in the future compete, including the internal development groups of its current and potential customers, have substantially greater financial, marketing, technical, sales and support resources and may have more brand name recognition than the Company. The Company expects that, in order to remain competitive, it may have to decrease its sales prices on certain products, which could materially and adversely affect the Company's business and results of operations. There can be no assurance that the Company will be able to compete effectively in the future.

     Risks of International Sales and Operations. The Company derives a substantial portion of its net revenue from international sales, principally through its international sales subsidiaries and a limited number of distributors. In fiscal 1996, fiscal 1997 and the first six months of fiscal 1998, international sales represented 38%, 44% and 41%, respectively, of net revenue and the Company expects that international sales will continue to represent a substantial portion of its net revenue for the foreseeable future. If any significant international distributor were to cease purchasing products or were to significantly reduce its orders from the Company for any reason, the Company's business and operating results could be materially and adversely affected. International sales are subject to a number of risks, including changes in foreign government regulations, export license requirements, tariffs and taxes, other trade barriers, fluctuations in currency exchange rates, difficulty in collecting accounts receivable, difficulty in staffing and managing foreign operations and political and economic instability.

     A substantial portion of the Company's international sales are typically denominated in U.S. dollars. As a result, fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. The Company operates sales subsidiaries in France, Germany and the United Kingdom. The sales made through these subsidiaries are primarily denominated in local currencies. Accordingly, the Company's international operations impose a risk upon its business as a result of exchange rate fluctuations. There can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's business and results of operations. Payment cycles for international customers are typically longer than those for customers in the United States. There can be no assurance that foreign markets will continue to develop or that the Company will receive additional orders to supply its products for use in foreign markets.

     Risks Associated With New Product Development. The markets for the Company's products are characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and short product life cycles. The Company's future success will depend to a substantial degree upon its ability to enhance its existing products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and emerging and evolving industry standards. The Company budgets research and development expenses based on planned product introductions and enhancements; however, actual expenses may significantly differ from budget. The product development process involves a number of risks. The development of new, technologically advanced hardware and software products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. The introduction of new or enhanced products also requires the Company to manage the transition from older products in order to minimize disruption in customer ordering patterns, to avoid excessive levels of older product inventories and to ensure that adequate supplies of new products can be delivered to meet customer demand. There can be no assurance that the Company will successfully develop, introduce or manage the transition to new products. The Company has in the past experienced, and is likely in the future to experience, delays in the introduction of new products, due to factors internal and external to the Company. Any future delays in the introduction or shipment of new or enhanced products, the inability of such products to achieve market acceptance or problems associated with new product transitions could adversely affect the Company's business and results of operations.

     Risks Associated With Third-Party Manufacturers and Suppliers. The Company's future success will depend, in significant part, on its ability to continue to have third parties manufacture its products successfully, cost-effectively and in sufficient volumes to meet customer demand. The Company maintains a limited in-house manufacturing capability for performing materials procurement, final assembly, testing, quality assurance and shipping. The Company relies primarily on independent subcontractors to manufacture its products, and the Company intends to increase its reliance upon third-party manufacturers in the future.

Certain of the Company's products are manufactured in their entirety by third parties. For example, the ExtendNet IAS is manufactured by Apexx Technology, Inc. In addition, the Company's port replicator and in-air and in-car charger products are manufactured by Mobility Electronics. The reliance on third-party manufacturers involves a number of risks, including the potential inability to obtain an adequate supply of products and reduced control over delivery schedules, product quality and product cost. In addition, from time to time the Company has agreed with certain suppliers that the Company will purchase certain components exclusively from such suppliers. Because the manufacturing of the Company's products can involve long lead times, in the event of unanticipated increases in demand for the Company's products, the Company could be unable to manufacture certain products in a quantity sufficient to meet its customers' demands. The Company also relies on third party suppliers for components used in its products. Certain of the components used in the Company's products, including certain semiconductor components and infrared transmission components, are currently available from a limited number of suppliers. Any inability to obtain adequate deliveries or other circumstances that would require the Company to seek alternative manufacturers could affect the Company's ability to ship its products on a timely basis, which could damage relationships with current and prospective customers and end users and could therefore have a material adverse affect on the Company's business and results of operations.

     Dependence on Licensed Technology. The Company licenses technology on a non-exclusive basis from several companies for use with its products and anticipates that it will continue to do so in the future. The inability of the Company to continue to license this technology or to license other necessary technology for use with its products, or substantial increases in royalty payments pursuant to third-party licenses, could have a material adverse effect on the Company's business and results of operations. In addition, the effective implementation of the Company's products depends upon the successful operation of this licensed software in conjunction with the Company's products, and therefore any undetected errors in products resulting from such software may prevent the implementation or impair the functionality of the Company's products, delay new product introductions and injure the Company's reputation. Such problems could have a material adverse effect on the Company's business and results of operations.

     Product Errors; Product Liability. Software and hardware products as complex as those offered by the Company typically contain undetected errors when first introduced or as new versions are released. Testing of the Company's products is particularly challenging because it is difficult to simulate the wide variety of computing environments in which the Company's customers may deploy these products. Accordingly, there can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found after commencement of commercial shipments. Any such errors, or "bugs," could result in dissatisfied customers and the loss of or delay in market acceptance of the new product, any of which could have a material adverse effect upon the Company's business and results of operations. Although to date the Company has not experienced any product liability claims, there can be no assurance that the Company will not face product liability claims in the future. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business and results of operations.

     Management of Growth. Any future growth experienced by the Company is likely to place a significant strain on the Company's administrative, operational and financial resources and to increase demands on the Company's systems and controls. Future growth may also result in an increase in the scope of responsibility for management personnel. The Company anticipates that growth and expansion will require it to recruit, hire, train and retain a substantial number of new engineering, executive, sales and marketing personnel. As is the case with many technology companies, in the current employment environment the Company has experienced difficulty in recruiting qualified personnel, and continued difficulty in this regard could limit the Company's ability to grow. In order to manage its growth successfully, the Company will continue to expand and improve its operational, management and financial systems and controls. There can be no assurance that the Company will successfully implement such systems and controls on a timely basis. If the Company's management is unable to manage growth effectively, the Company's business and results of operations could be materially adversely affected.

     Risks Associated With Acquisitions by the Company. In April 1997, the Company acquired Counterpoint Systems Foundry, Inc. ("Counterpoint"), a provider of advanced infrared connectivity software. As part of its growth strategy, the Company intends to pursue the acquisition of other companies that either complement or expand its existing business. The Company is continually evaluating potential acquisition opportunities, which may be material in size and scope. Acquisitions involve a number of risks and difficulties, including the expansion into new markets and business areas, the diversion of management's attention to the assimilation of the operations and personnel of the acquired companies, the integration of the acquired companies' management information systems with those of the Company, potential adverse short-term effects on the Company's operating results, the amortization of acquired intangible assets and the need to present a unified corporate image. In addition, acquisitions could result in the need to expend substantial amounts of cash. While the Company believes that the net proceeds of the Public Offering, together with existing liquidity sources and funds generated from operations, will provide the Company with sufficient funds to finance its operations for at least the next twelve months, to the extent that such funds are insufficient to fund the Company's activities, including any potential acquisitions, the Company may need to raise additional funds through public or private equity or debt financing or from other sources. The sale of additional equity or convertible debt may result in additional dilution to the Company's stockholders and such securities may have rights, preferences or privileges senior to those of the Common Stock. There can be no assurance that additional equity or debt financing will be available or that, if available, it can be obtained on terms favorable to the Company or its stockholders.

     There can be no assurance that the Company will be successful in identifying acquisition candidates, that the Company will have adequate resources to consummate any acquisition, that any acquisition by the Company will or will not occur, that if any acquisition does occur it will not have a material adverse effect on the Company's business and results of operations or that any such acquisition will be successful in enhancing the Company's business.

     Proprietary Rights and Risks of Infringement. The Company relies on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary intellectual property rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company currently has three issued United States patents that expire in 2006 and beyond and has five patent applications pending. The Company has registered nine trademarks in the United States, including "JetEye" and "ExtendNet." The Company's future success is dependent in part upon its proprietary technology. There can be no assurance that any patent, trademark or copyright owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. Further, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around the patents owned by the Company. Effective intellectual property protection may be unavailable or limited in certain foreign countries. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology by foreign companies.

     The Company has entered into source code and design document escrow agreements with a limited number of its customers requiring release of design details in certain circumstances. Such agreements generally provide that such parties will have a limited, non-exclusive right to use such code in the event that there is a bankruptcy proceeding by or against the Company, if the Company ceases to do business or if the Company fails to meet its support obligations. The Company also provides its source code to foreign language translation service providers and consultants to the Company in limited circumstances. The provision of source code to third parties may increase the likelihood of misappropriation.

     As is common in its industry, the Company has from time to time received notification from other companies of intellectual property rights held by those companies upon which the Company's products may infringe. If the Company were found to be infringing on the intellectual property rights of any third party, the Company could be subject to liabilities for such infringement, which could be material. As a result, the Company could be required to seek licenses from other companies or to refrain from using, manufacturing or selling certain products or using certain processes. Although holders of patents and other intellectual property rights often offer licenses to their patent or other intellectual property rights, no assurance can be given that licenses would be offered, that the terms of any offered license would be acceptable to the Company or that the failure to obtain a license would not adversely affect the Company's business and results of operations.

     In order to protect its proprietary rights, the Company may in the future initiate proceedings against third parties. Any litigation, whether brought by or against the Company, could result in the incurrence of significant expenses by the Company. In addition, any such litigation could result in a diversion of management's time and efforts. A claim by the Company against a third party could prompt a counterclaim by the third party against the Company, which could have an adverse effect on the Company's intellectual property rights. Any of the foregoing could result in a material adverse effect on the Company's business and results of operations.

     Shares Eligible For Future Sale. Sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price of the Common Stock. In addition to the 1,300,000 shares of Common Stock offered by the Company and 482,500 shares offered by certain stockholders of the Company in the Public Offering as of March 2, 1998 (the "Effective Date"), there are approximately 6,391,355 shares of Common Stock outstanding, all of which are "restricted" shares (the "Restricted Shares") under the Securities Act. Of the Restricted Shares, the holders of 5,812,699 shares have agreed that they will not, directly or indirectly, sell such shares for a period of 180 days following the date of the Public Offering. Approximately 449,897 Restricted Shares are currently immediately available for sale in the public market without restriction. Beginning 90 days after the Effective Date, 45,432 Restricted Shares will be available for sale in the public market, subject to certain volume and other resale restrictions pursuant to Rule 144. Beginning 180 days after the Effective Date, approximately 5,340,824 shares will first become eligible for sale in the public market pursuant to Rule 144 promulgated under the Securities Act. Approximately 555,202 of the remaining Restricted Shares will become eligible for sale at various times after 180 days after the Effective Date pursuant to Rule 144. In addition, an aggregate of approximately 1,546,915 shares issuable upon the exercise of stock options will first become eligible for sale in the public market upon the expiration of lock-up agreements with the Company 180 days following the Effective Date and pursuant to a registration statement on Form S-8, which the Company intends to file with the Securities and Exchange Commission following the Effective Date. See "Shares Eligible for Future Sale."

     Year 2000 Compliance. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Although the Company believes that its products and internal systems are Year 2000 compliant, the Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to upgrade their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products such as those offered by the Company, which could have a material adverse effect on the Company's business and results of operations.

     Dependence on Key Personnel. The Company's future success will depend to a significant degree upon the continuing contributions of its key management, engineering, sales and marketing personnel. The Company does not maintain any key person life insurance policies. The loss of key management or technical personnel could adversely affect the Company. The Company believes that its future success will depend in large part upon its ability to attract and retain highly-skilled management, engineering, sales and marketing personnel. In particular, the Company is currently attempting to recruit new engineering personnel; however, there can be no assurance that the Company will be successful at hiring or retaining these personnel. Failure to recruit, hire, train and retain key personnel would limit future growth and could have a material adverse effect on the Company's business and results of operations. See "Business -- Employees" and "Management."

     Control by Officers, Directors and Principal Stockholders. The Company's executive officers, directors and principal stockholders will beneficially own in the aggregate approximately 32.1% of the issued and outstanding shares of Common Stock. Accordingly, such stockholders will have sufficient voting power to substantially affect the outcome of all matters (including the election of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) submitted to the stockholders for approval. This may have the effect of making certain transactions more difficult or impossible, absent the support of such stockholders. Such transactions could include a proxy contest, mergers involving the Company, tender offers and open market purchase programs involving Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then prevailing market price for their shares of Common Stock. See "Principal Stockholders" and "Description of Capital Stock."

     Anti-Takeover Effects of Charter Provisions and Delaware Law. The Company's Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock, $0.001 par value per share (the "Preferred Stock") and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of
Section 203 could have the effect of delaying or preventing a change of control of the Company. The Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") divides the Company's Board of Directors into three classes, each serving a staggered three-year term, and does not permit action by written consent of the stockholders or cumulative voting. These provisions and other provisions of the Certificate of Incorporation and the Company's Restated Bylaws (the "Bylaws") may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

     No Prior Market; Liquidity; Stock Price Volatility. Prior to the Public Offering, there was no public market for the Company's Common Stock. There can be no assurance that an active public market for the Common Stock will develop or be sustained or that the market price of Common Stock will not decline below the price of the Public Offering. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by the Company or its competitors, general conditions in the computer industry, changes in earnings estimates or recommendations by analysts, or other events or factors. In addition, the public stock markets have experienced extreme price and trading volume volatility in recent months. This volatility has significantly affected the market prices of securities of many technology companies for reasons that may be unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Underwriting."

     Benefits of the Public Offering to Current Stockholders. The Public Offering is expected to create a public market for the Company's Common Stock which may result in a substantial increase in the market value of the initial investments of certain of the Company's management and existing stockholders. The existing stockholders of the Company hold 6,873,855 shares of the Company's Common Stock. Based on the initial Public Offering price of $8.00 per share, the value of the shares held by the existing stockholders immediately following the Public Offering was approximately $55.0 million, representing an aggregate increase of approximately $44.1 million over the amount paid for such shares by the existing stockholders. The Company's officers, directors and persons or entities known by the Company to own beneficially 5% or more of the Company's outstanding Common Stock collectively owned 5,113,303 shares of the Company's Common Stock prior to the Public Offering. Based upon the initial Public Offering price of $8.00 per share, the value of the shares held by these stockholders was approximately $40.9 million immediately following the Public Offering. See "Principal Stockholders."

                                DIVIDEND POLICY

     The Company has not declared or paid cash dividends on its stock since September 30, 1994. The Company currently anticipates that it will retain all future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's outstanding convertible promissory notes limit the Company's ability to pay cash dividends.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997, (i) on an actual basis, (ii) on a pro forma basis after giving effect to the amendment of the Company's Certificate of Incorporation to increase the authorized Common Stock to 75,000,000 shares, to change the par value of the Common Stock to $0.001 per share and to authorize an undesignated Preferred Stock and (iii) on an adjusted basis to reflect the sale of 1,300,000 shares of Common Stock offered by the Company in the Public Offering (at the initial public offering price of $8.00 per share and after deducting the underwriting discount and estimated offering expenses) and the application of the estimated net proceeds therefrom. The information set forth below should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus.

                                                                     DECEMBER 31, 1997
                                                              --------------------------------
                                                                                         AS
                                                              ACTUAL     PRO FORMA    ADJUSTED
                                                              -------    ---------    --------
                                                                       (IN THOUSANDS)
Long-term debt..............................................  $ 7,489     $ 7,489     $ 7,489
                                                              -------     -------     -------
Stockholders' equity:
Preferred Stock, par value $0.001 per share:
  Authorized: no shares actual and 5,000,000 shares pro
     forma and as adjusted; issued and outstanding: no
     shares actual, pro forma or as adjusted................       --          --          --
Common Stock, par value $0.10 per share actual, $0.001 per
  share pro forma and as adjusted:
  Authorized: 13,333,333 shares actual and 75,000,000 shares pro forma and as adjusted; issued: 6,874,872 shares
     actual, 6,874,872 shares pro forma and 8,174,872 shares
     as adjusted............................................      687           7           8
Additional paid-in capital..................................    1,335       2,015      10,956
Retained earnings...........................................   15,084      15,084      15,084
Treasury stock, 1,017 shares, at cost, actual, pro forma and
  as adjusted...............................................      (12)        (12)        (12)
Deferred compensation.......................................   (1,374)     (1,374)     (1,374)
Cumulative translation adjustment...........................     (264)       (264)       (264)
Incentive stock option plan receivables.....................      (28)        (28)        (28)
                                                              -------     -------     -------
  Total stockholders' equity................................   15,428      15,428      24,370
                                                              -------     -------     -------
     Total capitalization...................................  $22,917     $22,917     $31,859
                                                              =======     =======     =======

---------------

(1) Excludes 2,509,066 shares issuable upon exercise of stock options outstanding as of December 31, 1997 with a weighted average exercise price of $7.82 per share, 2,550,000 shares of Common Stock reserved for future issuance under the Company's stock option, director option and stock purchase plans and 558,531 shares of Common Stock issuable upon conversion of promissory notes. See "Management -- Stock Plans," "Description of Capital Stock" and Note 8 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The consolidated statement of operations data for each of the three years in the period ended June 30, 1997 and the consolidated balance sheet data as of June 30, 1997 and 1996 are derived from consolidated financial statements of the Company that have been audited by Coopers & Lybrand L.L.P., independent accountants, and are included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended June 30, 1993 and 1994 and the consolidated balance sheet data as of June 30, 1993, 1994 and 1995 are derived from audited consolidated financial statements not included herein. The consolidated statements of operations data for the six months ended December 31, 1996 and 1997 and the consolidated balance sheet data as of December 31, 1997 are derived from unaudited consolidated financial statements of the Company that include all adjustments consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the results of operations for the period. Operating results for the six months ended December 31, 1997 are not necessarily indicative of the results that may be expected for the year ending June 30, 1998 or any future period.

                                                                                              SIX MONTHS ENDED
                                                          YEAR ENDED JUNE 30,                   DECEMBER 31,
                                            -----------------------------------------------   -----------------
                                             1993      1994      1995      1996      1997      1996      1997
                                            -------   -------   -------   -------   -------   -------   -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)           (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenue...............................  $23,104   $29,607   $28,588   $34,670   $39,535   $18,558   $23,283
Cost of net revenue.......................    8,795    11,798    11,901    14,829    15,287     7,247     9,391
                                            -------   -------   -------   -------   -------   -------   -------
Gross profit..............................   14,309    17,809    16,687    19,841    24,248    11,311    13,892
Operating expenses:
  Research and development................    3,773     3,392     3,701     4,362     5,259     2,395     3,096
  Marketing and sales.....................    4,393     4,571     7,114     9,007    10,802     4,938     6,647
  General and administrative..............    1,491     2,446     2,416     2,273     2,879     1,362     1,506
                                            -------   -------   -------   -------   -------   -------   -------
    Income from operations................    4,652     7,400     3,456     4,199     5,308     2,616     2,643
Other expense, net........................      599        88        90       198       494       212       136
Interest expense..........................      365       502       535       558       629       305       345
                                            -------   -------   -------   -------   -------   -------   -------
Income before income taxes................    3,688     6,810     2,831     3,443     4,185     2,099     2,162
Provision for income taxes................    1,494     2,520     1,033     1,164     1,509       757       768
                                            -------   -------   -------   -------   -------   -------   -------
    Net income............................  $ 2,194   $ 4,290   $ 1,798   $ 2,279   $ 2,676   $ 1,342   $ 1,394
                                            =======   =======   =======   =======   =======   =======   =======
Earnings per share:
  Basic...................................  $  0.34   $  0.67   $  0.28   $  0.33   $  0.39   $  0.20   $  0.20
  Diluted.................................     0.30      0.61      0.26      0.32      0.38      0.19      0.19
Number of shares used in earnings per
  share calculation(1):
  Basic...................................    6,472     6,433     6,368     6,826     6,870     6,869     6,864
  Diluted.................................    7,399     7,464     6,867     7,029     7,133     7,099     7,156

                                                                JUNE 30,
                                             -----------------------------------------------      DECEMBER 31,
                                              1993      1994      1995      1996      1997            1997
                                             -------   -------   -------   -------   -------      -------------
                                                             (IN THOUSANDS)                        (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..................  $ 2,210   $ 3,490   $ 2,854   $ 5,729   $ 6,621         $ 6,301
Working capital............................    5,845     8,845     8,571    11,433    13,627          14,482
Total assets...............................   14,144    17,370    17,527    21,338    25,677          26,998
Long-term debt.............................    4,786     5,200     5,654     6,151     7,210           7,489
Total stockholders' equity.................    6,516     8,932     9,222    11,522    14,025          15,428

---------------

(1) See Notes 1 and 9 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used to compute earnings per share.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     The Company provides distributed and mobile computing solutions that address the needs of the virtual enterprise. The Company's distributed connectivity products include a virtual private networking server, an Internet access server, network print servers and a database management system with remote access capabilities. The Company's mobile systems products include IrDA-compliant wireless connectivity products, infrared software and port replicators that connect portable computers to desktop peripherals and the network.

     The Company was founded in 1984. Its initial products consisted of intelligent printer sharing devices that allowed PC users to share printers before local area networks were widely used. In 1991, the Company began introducing a series of products that addressed the distributed and mobile computing needs of businesses. These products included the ExtendNet line of print servers and the JetEye infrared wireless connectivity adapter. In 1993, the Company further expanded its product offerings by introducing the Advantage Database Server database management system. From 1993 to 1997, the Company introduced enhanced versions of its existing products, adding to their functionality and management capabilities and enabling their operation in different network environments. In addition, the Company began the development of a number of new products to address the distributed and mobile computing needs of the emerging virtual enterprise. In 1997, the Company introduced three new product lines: the ExtendNet VPN (Virtual Private Network), the ExtendNet IAS (Internet Access Server) and a line of port replicator products.

     In fiscal 1997 and the first six months of fiscal 1998, 64% and 54%, respectively, of the Company's net revenue was derived from sales of ExtendNet print servers. The Company believes that this product line will continue to decline as a percentage of the Company's net revenue as the Company's recently introduced products for distributed and mobile connectivity achieve market acceptance. While the Company believes that sales of ExtendNet print servers will continue to account for a significant portion of the Company's net revenue and gross profit, the Company's future results of operations will be highly dependent upon the success of its recently introduced products. See "Risk Factors -- Product Concentration" and "Risk Factors -- Dependence on Recently Introduced Products."

     The Company markets and sells its products worldwide through multiple indirect channels, primarily distributors and resellers, and a substantial majority of net revenue in fiscal 1997 and the first six months of fiscal 1998 was derived from sales to distributors and resellers. Certain of the Company's products, in particular its ExtendNet print servers, JetEye IrDA products and infrared software, are sold to OEMs, and the Company intends to increase its sales to OEMs in the future. The Company supports its indirect channels with its own sales and marketing organization. The Company's key distributors include Ingram Micro and Tech Data. In fiscal 1997, sales to Ingram Micro accounted for 19% of the Company's net revenue. In the first six months of fiscal 1998, sales to Ingram Micro accounted for 24% of the Company's net revenue and sales to Tech Data accounted for 13% of the Company's net revenue. The loss of, or reduction in sales to, any of the Company's key customers could have a material adverse affect on the Company's business and results of operations. The Company provides price protection rights and limited product return rights for stock rotation to most of its distributors and resellers. See "Risk Factors -- Reliance on Distribution Channels."

     The Company recognizes revenue when products are shipped to customers. Certain OEM and software licensing revenue is recognized when the product has been delivered and there are no significant obligations remaining.

     The Company's cost of net revenue consists primarily of costs associated with components, outsourced manufacturing of certain subassemblies, and in-house labor associated with assembly, testing, shipping and quality assurance. The Company's gross margin is affected by a number of factors, including product mix, competitive product pricing pressures, manufacturing costs and component costs. The Company anticipates that its gross margin may decline in the future as a result of shifts in the Company's product mix and competitive pricing pressure. In particular, the Company expects that its gross margin on sales of ExtendNet print servers will decline as a result of a shift in product mix toward lower priced print servers and competitive pricing pressures. The Company seeks to mitigate the effects of declining prices by improving product design and reducing costs, primarily manufacturing and component costs. See "Risk Factors -- Potential Fluctuations in Operating Results" and "Risk
Factors -- Competition."

     In April 1997, the Company acquired Counterpoint, a provider of advanced infrared connectivity, by issuing 400,000 shares of the Company's Common Stock in exchange for all of the outstanding common shares of Counterpoint. The acquisition of Counterpoint enables the Company to offer vertically integrated solutions for OEM customers. The merger was accounted for as a pooling of interests. Accordingly, the Company's financial statements include Counterpoint in 1996. Counterpoint had no material effect on the Company's 1995 financial results. The Company intends to pursue additional strategic acquisitions of, or strategic investments in, companies with complementary products, technologies or distribution networks in order to broaden its product lines and to provide a more complete virtual enterprise network solution.

     The Company's operating results have fluctuated significantly in the past and are likely to fluctuate significantly in the future on a quarterly and an annual basis. Prior growth rates that the Company has experienced in net revenue and net income should not be considered indicative of future growth rates. Factors that could cause the Company's future operating results to fluctuate include the level of demand for the Company's products, the Company's success in developing new products, the timing of new product introductions and product enhancements by the Company and its competitors, market acceptance of the Company's new and enhanced products, the emergence of new industry standards, the timing of customer orders, the mix of products sold, competition, the mix of distribution channels through which the Company's products are sold and general economic conditions. Many of such factors are beyond the Company's control. See "Risk Factors -- Potential Fluctuations in Operating Results."

     The markets for the Company's products are characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and short product life cycles. The Company's future success will depend to a substantial degree upon its ability to enhance its existing products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and emerging and evolving industry standards. The introduction of new or enhanced products also requires the Company to manage the transition from older products in order to minimize disruption in customer ordering patterns, to avoid excessive levels of older product inventories and to ensure that adequate supplies of new products can be delivered to meet customer demand. There can be no assurance that the Company will successfully develop, introduce or manage the transition to new products. See "Risk Factors -- Risks Associated with New Product Development."

     In December 1997, the Company granted to employees options to purchase 330,421 shares of Common Stock with an exercise price of $8.00 per share. Deferred compensation expense resulting therefrom of $991,000 at December 31, 1997 will be amortized to expense over the four year vesting period of the options on a quarterly basis.

RESULTS OF OPERATIONS

     The following table sets forth certain items from the Company's consolidated statement of operations expressed as a percentage of net revenue for the periods indicated.

                                                                              SIX MONTHS ENDED
                                                                                DECEMBER 31,
                                                 YEAR ENDED JUNE 30,            (UNAUDITED)
                                             ---------------------------      ----------------
                                             1995       1996       1997       1996       1997
                                             -----      -----      -----      -----      -----
Net revenue................................  100.0%     100.0%     100.0%     100.0%     100.0%
Cost of net revenue........................   41.6       42.8       38.7       39.1       40.3
                                             -----      -----      -----      -----      -----
Gross margin...............................   58.4       57.2       61.3       60.9       59.7
Operating expenses:
  Research and development.................   12.9       12.6       13.3       13.0       13.3
  Marketing and sales......................   24.9       26.0       27.3       26.6       28.5
  General and administrative...............    8.5        6.6        7.3        7.3        6.5
                                             -----      -----      -----      -----      -----
     Income from operations................   12.1       12.0       13.4       14.1       11.4
Other expense, net.........................    0.3        0.6        1.2        1.1        0.6
Interest expense...........................    1.9        1.6        1.6        1.6        1.5
                                             -----      -----      -----      -----      -----
Income before income taxes.................    9.9        9.9       10.6       11.3        9.3
Provision for income taxes.................    3.6        3.4        3.8        4.1        3.3
                                             -----      -----      -----      -----      -----
     Net income............................    6.3%       6.6%       6.8%       7.2%       6.0%
                                             =====      =====      =====      =====      =====

     Comparison of the Six Months Ended December 31, 1997 and December 31, 1996

     Net Revenue. Net revenue in the six months ended December 31, 1997 increased by $4.7 million, or 25.5%, to $23.3 million from $18.6 million in the six months ended December 31, 1996. The increased revenue in the six months ended December 31, 1997 was primarily attributable to revenue from the Company's line of port replicator products, which were first introduced in February 1997, increased OEM and licence revenues from the Company's infrared products, increased sales of ExtendNet print servers and revenues from the newly introduced ExtendNet VPN and ExtendNet IAS products. Unit sales of ExtendNet print servers increased in the six months ended December 31, 1997, which was offset in part by a decline in the average selling price of these products due to higher sales of lower priced print servers as a percentage of sales.

     Gross Profit. Gross profit for the six months ended December 31, 1997 increased by $2.6 million, or 22.8%, to $13.9 million from $11.3 million for the six months ended December 31, 1996. Gross margin was 59.7% for the six months ended December 31, 1997 compared to 60.9% for the six months ended December 31, 1996. The decrease in gross margin was primarily attributable to the lower gross margin associated with the newly introduced ExtendNet IAS and port replicator products. This was offset in part by strong royalty, license and non-recurring engineering ("NRE") revenue in the six months ended December 31, 1997.

     Research and Development. Research and development expenses generally consist of salaries and other personnel costs of the Company's research and development teams, facilities costs and travel expenses. Research and development expenses in the six months ended December 31, 1997 increased by $701,000, or 29.3%, to $3.1 million from $2.4 million in the six months ended December 31, 1996. As a percentage of net revenue, research and development expenses increased to 13.3% in the six months ended December 31, 1997 compared to 12.9% in the comparable period in fiscal 1996. The increase was primarily attributable to increased staffing for the ExtendNet VPN and the Counterpoint infrared development groups. The Company expects research and development expenses to increase in the future, although such expenses may vary as a percentage of net revenue.

     Marketing and Sales. Marketing and sales expenses generally consist of salaries, commissions and other personnel costs of the Company's sales, marketing and support personnel, advertising, promotions and travel.

Marketing and sales expenses in the six months ended December 31, 1997 increased by $1.7 million, or 34.6%, to $6.6 million from $4.9 million in the six months ended December 31, 1996. As a percentage of net revenue, marketing and sales expenses increased to 28.5% in the six months ended December 31, 1997 compared to 26.6% in the six months ended December 31, 1996. The increase was primarily attributable to promotional costs associated with the introduction of ExtendNet VPN, increased staffing in the Bozeman customer service organization and in OEM sales, and increased staffing and general activity at Counterpoint. The Company expects marketing and sales expenses to increase in the future, although such expenses may vary as a percentage of net revenue.

     General and Administrative. General and administrative expenses primarily consist of salaries and other personnel costs of the Company's finance, MIS, human resources and other administrative employees. General and administrative expenses in the six months ended December 31, 1997 increased by $144,000, or 10.6%, to $1.5 million from $1.4 million in the six months ended December 31, 1996. However, such expenses declined as a percentage of net revenue to 6.5% in the six months ended December 31, 1997 from 7.3% in the six months ended December 31, 1996. The increase in absolute dollars was primarily attributable to increased administrative expenses at the Company's subsidiaries. The decrease as a percentage of net revenue reflected increased net revenue. The Company expects general and administrative expenses to increase in the future, particularly as it incurs higher legal, accounting and other expenses associated with being a public company, although such expenses may vary as a percentage of net revenue.

     Other Expense, Net. Other expense, net in the six months ended December 31, 1997 decreased by $76,000, or 35.8%, to $136,000 from $212,000 in the six months ended December 31, 1996. The decrease in other expenses was attributable to a $180,000 non-recurring write down of a minority investment in the six months ended December 31, 1996, as well as by increased interest income and decreased amortization in the six months ended December 31, 1997.

     Interest Expense. Interest expense in the six months ended December 31, 1997 increased by $40,000, or 13.1%, to $345,000 from $305,000 in the six months ended December 31, 1996 as a result of an increase in the balance of the Company's long-term debt.

     Provision for Income Taxes. The provision for income taxes in the six months ended December 31, 1997 increased by $11,000 to approximately $768,000 from $757,000 in the six months ended December 31, 1996. This increase was due to higher net income before taxes, offset by a decrease in the effective tax rate from 36.1% to 35.5%.

     Comparison of Fiscal 1997 and Fiscal 1996

     Net Revenue. Net revenue in fiscal 1997 increased by $4.9 million, or 14.0%, to $39.5 million from $34.7 million in fiscal 1996. The increased net revenue was primarily attributable to higher unit sales of ExtendNet print servers, Advantage Database Servers and infrared connectivity devices, as well as the introduction of the Company's port replicators in February 1997. The Company also experienced increased royalty, license and NRE revenues in fiscal 1997. The higher unit sales of ExtendNet print servers were offset in part by a decline in the average selling price of these products due to relatively higher sales of lower priced print servers, as well as by declining unit sales in the Company's printer sharing business.

     Gross Profit. Gross profit in fiscal 1997 increased by $4.4 million, or 22.2%, to $24.3 million from $19.8 million in fiscal 1996. Gross margin was 61.3% in fiscal 1997 compared to 57.2% in fiscal 1996. The increase in gross margin was primarily attributable to increased sales of higher margin products, in particular, the Advantage Database Server, as well as higher royalty, license and NRE revenue in fiscal 1997.

     Research and Development. Research and development expenses in fiscal 1997 increased by $897,000, or 20.6%, to $5.3 million from $4.4 million in fiscal 1996. As a percentage of net revenue, research and development expenses increased to 13.3% in fiscal 1997 from 12.6% in fiscal 1996. The increase was primarily attributable to increased staffing for the ExtendNet VPN and Counterpoint infrared software development groups.

     Marketing and Sales. Marketing and sales expenses in fiscal 1997 increased by $1.8 million, or 19.9%, to $10.8 million from $9.0 million in fiscal 1996. As a percentage of net revenue, marketing and sales expenses increased to 27.3% in fiscal 1997 from 26.0% in fiscal 1996. The increase was primarily attributable to promotional costs associated with the introduction of ExtendNet VPN and increased staffing in marketing and sales.

     General and Administrative. General and administrative expenses in fiscal 1997 increased by $606,000, or 26.7%, to $2.9 million from $2.3 million in fiscal 1996. As a percentage of net revenue, general and administrative expenses increased to 7.3% in fiscal 1997 from 6.6% in fiscal 1996. The increase was primarily attributable to increased administrative staffing and expenses associated with the Company's subsidiaries.

     Other Expense, Net. Other expense, net in fiscal 1997 increased by $296,000 to $494,000 from $198,000 in fiscal 1996. The increased other expenses were primarily attributable to a $180,000 non-recurring write down of a minority investment in fiscal 1997, as well as foreign currency losses experienced by the Company's international sales subsidiaries in fiscal 1997.

     Interest Expense. Interest expense in fiscal 1997 increased by $71,000, or 12.7%, to $629,000 from $558,000 in fiscal 1996 as a result of an increase in the balance of the Company's long-term debt.

     Provision for Income Taxes. The provision for income taxes in fiscal 1997 increased by $345,000, or 29.6%, to $1.5 million from $1.2 million in fiscal 1996 because of an increase in taxable income in fiscal 1997 and an increase in the Company's effective tax rate in fiscal 1997 to 36.1% from 33.8% in fiscal 1996.

     Comparison of Fiscal 1996 and Fiscal 1995

     Net Revenue. Net revenue in fiscal 1996 increased by $6.1 million, or 21.3%, to $34.7 million from $28.6 million in fiscal 1995. The increase in net revenue was primarily attributable to increased unit sales of ExtendNet print servers, Advantage Database Servers and JetEye infrared connectivity devices. The Company also recognized significant OEM royalty, license and NRE revenues. This was partially offset by a decrease in unit sales of the Company's printer sharing products.

     Gross Profit. Gross profit in fiscal 1996 increased by $3.2 million, or 18.9%, to $19.8 million from $16.7 million in fiscal 1995. Gross margin was 57.2% in fiscal 1996 compared to 58.4% in fiscal 1995. The decrease in gross margin was primarily the result of a lower gross margin on sales of the Company's ExtendNet print server and JetEye infrared products, which was partially offset by increased sales of higher margin products, in particular, the Advantage Database Server and increased OEM royalty, license and NRE revenues.

     Research and Development. Research and development expenses in fiscal 1996 increased by $661,000, or 17.9%, to $4.4 million from $3.7 million in fiscal 1995. As a percentage of net revenue, research and development expenses decreased to 12.6% in fiscal 1996 from 12.9% in fiscal 1995. The increase in absolute dollars was primarily attributable to increased staffing for infrared development activities. The decrease as a percentage of net revenue reflected increased net revenue.

     Marketing and Sales. Marketing and sales expenses in fiscal 1996 increased by $1.9 million, or 26.6%, to $9.0 million from $7.1 million in fiscal 1995. As a percentage of net revenue, marketing and sales expenses increased to 26.0% in fiscal 1996 from 24.9% in fiscal 1995. The increase was primarily attributable to increased staffing at the Company's subsidiaries and promotional expenses related to the launch of the JetEye Net product.

     General and Administrative. General and administrative expenses in fiscal 1996 decreased by $143,000, or 5.9%, to $2.3 million from $2.4 million in fiscal 1995. As a percentage of net revenue, general and administrative expenses decreased to 6.6% in fiscal 1996 from 8.5% in fiscal 1995. The decrease was primarily attributable to expenses incurred by the Company in fiscal 1995 related to the resignation of an officer and expenses incurred in recruiting other key management employees.

     Other Expense, Net. Other expense, net in fiscal 1996 increased by $108,000 to $198,000 from $90,000 in fiscal 1995 due to an increase in amortization expense of intangible assets.

     Interest Expense. Interest expense in fiscal 1996 increased by $23,000, or 4.3%, to $558,000 from $535,000 in fiscal 1995 as a result of an increase in the balance of the Company's long term debt.

     Provision for Income Taxes. The provision for income taxes in fiscal 1996 increased by $131,000, or 12.7%, to approximately $1.1 million from $1.0 million in fiscal 1995, due to an increase in taxable income in fiscal 1996.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited consolidated quarterly statement of operations data for the six quarters ended December 31, 1997. The unaudited data has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus, and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information for the periods presented. Such data should be read in conjunction with the Consolidated Financial Statements of the Company and related Notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not indicative of the operating results that may be achieved in any future period.

                                                                QUARTER ENDED
                              ----------------------------------------------------------------------------------
                              SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                  1996            1996         1997        1997         1997            1997
                              -------------   ------------   ---------   --------   -------------   ------------
                                                          (IN THOUSANDS, UNAUDITED)
Net revenue.................     $8,943          $9,615       $9,465     $11,512       $11,152        $12,131
Cost of net revenue.........      3,513           3,734        3,528       4,512         4,429          4,962
                                 ------          ------       ------     -------       -------        -------
Gross profit................      5,430           5,881        5,937       7,000         6,723          7,169
Operating Expenses:
  Research and
     development............      1,167           1,228        1,200       1,664         1,532          1,564
  Marketing and sales.......      2,281           2,657        2,720       3,144         3,223          3,424
  General and
     administrative.........        668             694          692         825           755            751
                                 ------          ------       ------     -------       -------        -------
     Income from
       operations...........      1,314           1,302        1,325       1,367         1,213          1,430
Other expense, net..........        173              39          193          89            52             84
Interest expense............        152             153          157         167           167            178
                                 ------          ------       ------     -------       -------        -------
Income before income
  taxes.....................        989           1,110          975       1,111           994          1,168
Provision for income
  taxes.....................        357             400          352         400           353            415
                                 ------          ------       ------     -------       -------        -------
     Net income.............     $  632          $  710       $  623     $   711       $   641        $   753
                                 ======          ======       ======     =======       =======        =======

                                                         AS A PERCENTAGE OF NET REVENUE
                               ----------------------------------------------------------------------------------
                                                                 QUARTER ENDED
                               ----------------------------------------------------------------------------------
                               SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                   1996            1996         1997        1997         1997            1997
                               -------------   ------------   ---------   --------   -------------   ------------
                                                                  (UNAUDITED)
Net revenue..................      100.0%         100.0%        100.0%     100.0%        100.0%         100.0%
Cost of net revenue..........       39.3           38.8          37.3       39.2          39.7           40.9
                                   -----          -----         -----      -----         -----          -----
Gross margin.................       60.7           61.2          62.7       60.8          60.3           59.1
Operating Expenses:
  Research and development...       13.0           12.8          12.7       14.4          13.7           12.9
  Marketing and sales........       25.5           27.6          28.7       27.3          28.9           28.2
  General and
     administrative..........        7.5            7.2           7.3        7.2           6.8            6.2
                                   -----          -----         -----      -----         -----          -----
     Income from
       operations............       14.7           13.5          14.0       11.9          10.9           11.8
Other expense, net...........        1.9            0.4           2.0        0.7           0.5            0.7
Interest expense.............        1.7            1.6           1.7        1.5           1.5            1.5
                                   -----          -----         -----      -----         -----          -----
Income before income taxes...       11.1           11.5          10.3        9.7           8.9            9.6
Provision for income taxes...        4.0            4.2           3.7        3.5           3.2            3.4
                                   -----          -----         -----      -----         -----          -----
     Net income..............        7.1%           7.4%          6.6%       6.2%          5.7%           6.2%
                                   =====          =====         =====      =====         =====          =====

     The decline in net revenue from the quarter ended June 30, 1997 to the quarter ended September 30, 1997 was primarily due to seasonal factors. The Company's net revenue has experienced some degree of seasonality and the Company expects to continue to experience seasonality in the future. Net revenue in the first fiscal quarter typically is lower than net revenue in the fourth fiscal quarter, reflecting lower sales in Europe and certain other regions in the summer months when business activities are reduced. See "Risk
Factors -- Potential Fluctuations in Operating Results."

     The decrease in gross margin from the quarter ended December 31, 1996 to the quarter ended March 31, 1997 and the quarter ended June 30, 1997 was primarily due to a lower gross margin on sales of the ExtendNet print servers and increased sales of lower gross margin products such as port replicators. The increase in gross margin from the quarter ended September 30, 1996 to the quarter ended December 31, 1996 was primarily due to increased sales of higher margin products, including the Advantage Database Server, and increased OEM royalty, license and NRE revenue. The increase was partially offset by a lower gross margin on sales of the ExtendNet print server and JetEye infrared products.

     The increase in research and development expenses for the quarter ended June 30, 1997 was primarily due to increased staffing for the ExtendNet VPN and Counterpoint infrared software development groups, as well as tooling costs associated with development of ExtendNet VPN.

     The increase in other expense from the quarter ended March 31, 1997 to the quarter ended June 30, 1997 was primarily due to foreign currency losses experienced by the Company's international sales subsidiaries. The decrease in other expense from the quarter ended September 30, 1996 to the quarter ended December 31, 1996 was primarily due to a $180,000 non-recurring write down of a minority investment.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has funded its operations primarily through cash generated from operations. Net cash provided by operating activities was approximately $1.3 million in the six months ended December 31, 1997. Net cash provided by operating activities was $2.6 million in fiscal 1997. In fiscal 1997, decreased net cash provided by operating activities reflected increases in accounts receivable and prepaid expenses, which were offset in part by increases in accounts payable and deferred taxes and decreases in inventories.

     Accounts receivable increased by $2.3 million, or 60%, to $6.9 million at June 30, 1997 from $4.3 million at June 30, 1996 as a result of increased sales activity in the fourth quarter of fiscal 1997 over the fourth quarter of 1996 and an increase in sales to customers to which the Company has extended credit. The allowance for doubtful accounts has not increased in proportion to the increase in sales and accounts receivable because sales increases have been achieved without increased credit losses or delinquencies. While to date the Company has not experienced significant losses related to accounts receivable, there can be no assurance that the Company will not experience losses related to accounts receivable in the future.

     Cash used in investing activities, which largely consisted of capital expenditures, totaled $1.5 million in the six months ended December 31, 1997. Cash used in investing activities totaled $1.4 million in fiscal 1997. In the three months ended June 30, 1997, the Company made significant investments in the expansion of its Boise facilities and the replacement of internal information systems. In addition, the Company made capital expenditures for equipment and related software associated with increased staffing.

     The Company currently plans to incur capital expenditures of an aggregate of approximately $2.8 million in fiscal 1998, primarily for building improvements, system improvements, personal computers, technology equipment, software and office furnishings.

     Net cash used in financing activities was $15,000 in the six months ended December 31, 1997. Net cash used by financing activities was $281,000 in fiscal 1997.

     The Company has a $5.0 million uncollateralized bank revolving line of credit that expires on March 31, 1999. Interest on borrowings is at the bank's prime rate. There were no borrowings under this line as of December 31, 1997.

     The Company issued zero coupon promissory notes to certain investors on September 30, 1992 for $4,000,000. The notes have a maturity value in September 1999 of $7,625,000 and may be converted at any time at the option of the holder into a total of 495,810 shares of Common Stock. If held to maturity, the notes would yield 9.25%. The Company also issued 10% promissory notes in the principal amount of $500,000 to the same investors on September 30, 1992 that may be converted at any time prior to maturity in September 1999 at the option of the holders into a total of 61,977 shares of Common Stock. Interest on the 10% promissory notes is paid annually in arrears.

     Both the zero coupon and the 10% promissory notes (the "Notes") are subordinated in right of payment to future senior indebtedness of the Company. In the event of a change in control, as defined in the Notes, or the sale of substantially all of the assets of the Company, the holders may require redemption of the Notes at the issue price plus accrued original issue discount. The Company has a right of first refusal to purchase the Notes or, if converted, the stock.

     The Company believes that its existing working capital and borrowing capacity, coupled with the funds generated from the Company's operations and the net proceeds from the Public Offering, will be sufficient to fund its anticipated working capital, capital expenditures and debt payment requirements for at least the next 12 months. In the longer term, the Company may require additional sources of liquidity to fund future growth. Such sources of liquidity may include additional equity offerings or debt financings. In the normal course of business, the Company evaluates acquisitions of businesses, products and technologies that complement the Company's business. The Company has no present commitments or agreements with respect to any such transaction. However, the Company may acquire businesses, products or technologies in the future. In addition, the Company may be obligated to repurchase shares tendered in connection with the Recission Offer for a maximum liability of approximately $358,000 plus interest of $45,000 as of March 31, 1998. See "Recission Offer" and Note 13 of Notes to Consolidated Financial Statements. There can be no assurance that the Company will not require additional financing in the future or, if the Company were required to obtain additional financing in the future, that sources of capital will be available on terms favorable to the Company, if at all.

EFFECTS OF FOREIGN CURRENCY EXCHANGE RATES

     The Company derives a substantial portion of its revenue from international sales, principally through its international subsidiaries in France, Germany and the United Kingdom, and to a limited number of independent distributors. Sales made by the Company's foreign subsidiaries are denominated in the foreign country's currency. Fluctuations in exchange rates between the U.S. dollar and other foreign currencies could materially affect the Company's results of operations. The Company recognized foreign exchange losses of $55,000 in the six months ended December 31, 1997, $275,000 in fiscal 1997 and $37,000 in fiscal 1996. The Company has not engaged in significant exchange rate hedging activities. To the extent that the Company implements hedging activities in the future with respect to foreign currency transactions there can be no assurance that the Company will be successful in such hedging activities. "Risk
Factors -- Risks of International Sales and Operations."

                                    BUSINESS

OVERVIEW

     Extended Systems provides distributed and mobile computing solutions that address the needs of the virtual enterprise. The Company designs, develops, markets and sells two product families: distributed connectivity products and mobile systems products. The Company's distributed connectivity products include a virtual private networking server, an Internet access server, network print servers and a database management system with remote access capabilities. The Company's mobile systems products include wireless connectivity products that comply with IrDA standards, infrared software and port replicators that connect portable computers to desktop peripherals and the network.

INDUSTRY BACKGROUND

     During the last decade, businesses and other organizations have moved from centralized computer systems to distributed local and wide area networks based on client/server architectures. The proliferation of these distributed networks has enabled the enterprise-wide deployment of mission-critical applications beyond the traditional on-site facilities of the organization. As a result, both mobile and local employees have greater access to business-critical information. The corporation has evolved into a "virtual enterprise" characterized by resource and information sharing among employees, suppliers, distributors and customers throughout the world. The challenges faced by the virtual enterprise include providing reliable and secure network connectivity to an increasingly mobile workforce, ensuring that mobile connectivity is cost-effective and effectively managing its increasingly complex distributed network.

     As the mobile workforce continues to grow, there is increasing demand to access business networks from multiple locations, including different locations within the organization's main office, remote offices and various locations while traveling, such as hotels and airports. International Data Corporation ("IDC") forecasts that the market for remote access servers will increase from $1.9 billion in 1996 to $7.6 billion in 2001, and IDC expects the installed base of remote access server ports to increase from 4.2 million in 1996 to 60.5 million in 2001. Increased demand for mobile connectivity has been driven by higher demand for access to communication and mission-critical applications across the network, as well as by the proliferation of innovative mobile computing devices. As PC manufacturers have introduced notebook computers with powerful new features and computing power comparable to desktop computers, many organizations have replaced desktop systems with notebook computers as the primary computer for employees. IDC reported that 74% of all notebook computers sold in 1997 served as the user's primary computer. In addition, small devices such as personal digital assistants ("PDAs"), pagers and organizers with advanced communications capabilities are becoming commonplace among today's workforce.

     As the number of mobile computing devices has increased, the speed and reliability of network connections for such devices have significantly improved. Infrared technology has emerged as a cost-effective method of providing wireless network connectivity for notebook computers without the need for bulky cables and wired connections. The Infrared Data Association ("IrDA"), a consortium of more than 160 companies that includes most computer industry leaders, has developed a single, international standard for infrared connectivity. A majority of the notebook computer models sold today by major PC manufacturers contains an infrared port, based upon the IrDA standard, that enables the wireless connectivity of the computer to the network, other computers, printers and other devices through an infrared connection.

     The emergence of mobile computing presents a number of challenges for businesses. Mobile users wish to connect to the network from many locations, including those within an organization's facilities such as conference rooms, shared offices and warehouses. Providing flexible network access for mobile users in these locations typically requires that users physically connect their mobile computer to the network in every location at which they desire network access, which is cumbersome and error-prone. Providing network access to remote users who dial in to the network may also be very expensive, as businesses must maintain large numbers of dedicated modems and telephone lines and often incur substantial long distance and other telephone toll charges. In addition, the quality and speed of the telephone lines used by remote users are often inconsistent, particularly when connecting across international boundaries. Finally, as organizations permit mobile access to their networks, network security becomes critically important.

     In recent years, the Internet has significantly affected the way in which organizations communicate, both externally with other organizations and internally within organizations. Numerous Internet service providers ("ISPs") have made access to the Internet by businesses and individuals easy and cost-effective throughout the world. Large enterprises are increasingly incorporating "intranets" that employ Internet data formats and communications protocols into their private networks to connect geographically dispersed networks or users. Businesses have begun to use the Internet as a "virtual" private network ("VPN") to link remote locations and as a substitute for expensive wide area networks that use private, leased telephone lines. The use of VPNs is expected to grow significantly in the future. Infonetics Research forecasts that the market for VPN products and services will grow from $205 million in 1997 to $11.9 billion in 2001. The security issues initially faced by organizations when enabling remote network access become more acute when the Internet serves as a gateway for the organization's network.

     As the dependence on networks to provide access to mission-critical applications increases and the scale and complexity of networks grow, effective network management becomes an increasingly difficult, yet crucial, task. The organization must effectively coordinate the various hardware and software components to effectively manage devices such as PCs, notebook computers, printers, servers and personal digital assistants that communicate within the network. Organizations seek hardware and software solutions that provide a high degree of functionality, conform to standard industry specifications and integrate easily into the network environment. In addition, mobile connectivity provides an added degree of complexity which the organization must effectively manage to ensure the success of the "virtual enterprise."

THE EXTENDED SYSTEMS SOLUTION

     Extended Systems provides distributed and mobile computing solutions that address the needs of the virtual enterprise. The Company's distributed connectivity products include a virtual private networking server, an Internet access server, print servers and a database management system with remote access capabilities. The Company's mobile systems products include IrDA-compliant wireless connectivity products, infrared software and port replicators that connect portable computers to desktop peripherals and the network.

     The Company's solution provides the following advantages to the virtual enterprise:

     - Enable Mobile Computing Within an Organization. The Company's JetEye infrared wireless connectivity products enable mobile users to easily access networks or peripherals while moving between offices and conference rooms without the need for bulky cables and wired connections. The Company's port replicator products provide portable computers quick, cost-effective access to desktop peripherals and the network.

     - Enable Mobile Connectivity Outside the Organization. The Company's ExtendNet VPN product enables a business to extend its network environment beyond physical connections to the LAN or WAN, permitting seamless, secure access to the network by mobile users over the Internet. ExtendNet IAS provides remote offices and small businesses with Internet connectivity, allowing multiple users to easily access a single Internet connection while intelligently managing usage to reduce costs. These products are designed to address users' needs for mobile access and access to the Internet and result in cost savings to businesses by significantly reducing remote access toll charges and by reducing the number of modems and telephone lines and the level of administration needed to support remote access and Internet access.

     - Enable Distributed Applications. The Advantage Database Server is a scalable, high performance database management system that enables organizations to extend applications and databases across the distributed network and, when coupled with the Advantage Internet Server, over the Internet. The ExtendNet print server products enable the effective deployment of complex printing applications across distributed networks worldwide.

     - Enable Effective Network Integration. The Company's network products permit effective management of devices locally and across the virtual enterprise. The Company's products share a common industry standard Simple Network Management Protocol ("SNMP") architecture that enables network administrators to effectively manage the Company's products within the network environment to address the evolving needs of today's virtual enterprises.

                            Graphics see Appendix A

STRATEGY

     The Company's objective is to be a leading supplier of distributed and mobile computing solutions for the virtual enterprise. To achieve this objective, the Company has adopted the following key strategies:

     Meet the Emerging Needs of the Virtual Enterprise. The Company is at the forefront in addressing the distributed and mobile computing needs of the virtual enterprise. The Company's understanding of the virtual enterprise has enabled it to develop a range of products, including the JetEye products, the ExtendNet VPN, the ExtendNet IAS and the Advantage Database Server. The Company intends to continue to capitalize on its core competencies in distributed and mobile connectivity to continue to meet the emerging needs of the virtual enterprise. The Company believes that product areas in which there are significant market opportunities include internetworking, small office/home office connectivity and wireless and digital data communications.

     Expand and Leverage Core Technologies. The Company is committed to developing, introducing and manufacturing new products and enhancing existing products by expanding and leveraging its core technologies. The Company has developed a high degree of expertise in the development of distributed and mobile computing solutions. The Company works with other industry leaders to develop industry standards in such areas as infrared technology and network protocols. As a founding member of the IrDA, the Company led the development of the worldwide standards that govern infrared connectivity. The Company intends to invest substantial resources to build upon its expertise in order to continue to develop innovative distributed and mobile connectivity products.

     Expand Distribution Channels. The Company has established an international distribution network which allows the Company to market its products throughout the world. The Company has placed particular focus on North American and European markets through sales subsidiaries in France, Germany and the United Kingdom and by forming strong relationships with key distributors in the United States and Europe. The Company intends to form additional distribution relationships in order to strengthen its geographic reach and to provide greater access to additional end users within its current markets.

     Increase Sales to Existing End Users. The Company has established a reputation for providing high-quality, cost-effective products, which has enabled it to develop a strong base of end users. The Company is devoting substantial resources to actively maintain its relationships with end users in order to cross-market its current products to this established end user base. In addition, the Company intends to develop and acquire new products and it will leverage its established end user base to market these products.

     Acquire Complementary Businesses, Products and Technologies. In April 1997, the Company acquired Counterpoint, a provider of infrared connectivity software. In addition, the Company has created a sales and marketing presence in France, Germany and the United Kingdom by acquiring distributors in those countries. The Company intends to pursue additional strategic acquisitions of, or investments in, companies with complementary products, technologies or distribution networks in order to broaden its product lines and to provide a more complete virtual enterprise networking solution.

PRODUCTS

     The Company meets the needs of virtual enterprises with two product families: Distributed Connectivity products and Mobile Systems products.

     Distributed Connectivity

     The Distributed Connectivity product family consists of four product lines:
ExtendNet Virtual Private Network Servers, ExtendNet Internet Access Servers, Advantage Database Management Servers and network print servers. The following table sets forth selected information regarding the Company's principal Distributed Connectivity products:

-------------------------------------------------------------------------------------------------------
                                                                         INITIAL
              PRODUCT                           DESCRIPTION            INTRODUCTION         PRICE
-------------------------------------------------------------------------------------------------------
  EXTENDNET VIRTUAL PRIVATE NETWORK
     SERVERS
     ExtendNet VPN                    PC-to-LAN VPN Solution               1997       $2,999-$9,999
-------------------------------------------------------------------------------------------------------
  EXTENDNET INTERNET ACCESS SERVERS
     ExtendNet IAS                    Shared Internet access for           1997       $2,199-$2,799
                                      workgroups and branch offices
-------------------------------------------------------------------------------------------------------
  ADVANTAGE DATABASE MANAGEMENT
     SERVERS
     Advantage Database Server        Client/server database               1993       $615-$8,995*
                                      management system
     Advantage Internet Server        Remote application access via        1997       $595-$715*
                                      the Internet
     Advantage Development Tool Kits  Windows development tools for        1993       $99-$299*
                                      Advantage
-------------------------------------------------------------------------------------------------------
  NETWORK PRINT SERVERS
     ExtendNet Print Servers          Single and multi-protocol print      1991       $299-$1,195
                                      servers for Ethernet, Fast
                                      Ethernet and Token Ring
                                      networks
     PrintTRAK                        Print management and reporting       1997       $399-$2,999**
                                      software
-------------------------------------------------------------------------------------------------------

 * Varies based upon authorized number of users.

** Varies based upon authorized number of servers.

     ExtendNet VPN provides corporate MIS groups with a more cost-effective, scalable means to connect mobile workers to LAN applications. VPN technology enables a corporation to use the Internet to communicate securely between mobile users and the LAN. For companies with multiple locations, telecommuters, mobile workers or the need to exchange information with corporate partners, the VPN provides a secure alternative to traditional remote access solutions such as X.25, leased lines, frame relay, 800 numbers and long distance modem dial-in. ExtendNet VPN also addresses the issues involved in scaling mobile users to higher-speed communications such as 56K modems, ISDN, frame relay and T-1 communications.

     ExtendNet IAS allows multiple users to share one connection to the Internet via an ISP, providing an easy, cost-effective and secure way for remote and branch offices to connect to the Internet. ExtendNet IAS includes firewall security, e-mail and intelligent Internet connection management. ExtendNet IAS also provides a number of communications options, enabling the user to scale the device's capacity to the environment, such as ISDN, analog and frame relay connections.

     Advantage Database Server ("ADS") is a high performance database management system that brings client/server functionality to PC database applications. ADS allows developers to work with easy to use development tools and methodology, but replaces the traditional PC database model with a client/server architecture. ADS works in both Novell Netware and Windows NT server environments and improves multi-user performance by intelligently allocating database operations between the client and the server. ADS protects database files against network failure and user error through a centralized storage management system and provides data security through encryption and file hiding. ADS includes a client interface, supporting common application development tools such as Delphi, Visual Objects and Visual Basic, as well as any applications with an ODBC interface.

     Advantage Internet Server provides a secure, seamless and reliable method for running Advantage Database applications across the Internet. Advantage Database applications can easily be migrated to remote users without recoding to HTML.

     Advantage Development Tool Kits provide database application developers and VARs with a set of software tools to develop, debug and deploy reliable applications running in an ADS environment.

     ExtendNet print servers consist of five core products: (i) PrintTRAK, (ii) ExtendNet for 100 Base-T, (iii) ExtendNet stand-alone, (iv) ExtendNet for LaserJets and (v) PocketPrintServer. The ExtendNet print servers enable the deployment of complex printing applications across global networks, while permitting comprehensive management of network printers from any location on the network.

     PrintTRAK enables the user to monitor the activity of one or more printers in the Windows NT network. PrintTRAK provides tools to track and report printer, paper and consumable usage via the network. The rapid deployment of color, laser and high-quality printers in many organizations has been accompanied by a sharp increase in related costs of consumables and supplies. With PrintTRAK, these costs can now be tracked accurately, reported and, if desired, billed to the department or end user. Professional organizations, such as law firms and consulting firms, can also use PrintTRAK's project-based accounting capabilities to bill specific printing costs to the relevant client or project.

                            Graphics see Appendix A

     Mobile Systems

     The Mobile Systems product family consists of three product lines: infrared wireless connectivity products, IrDA connectivity software and mobile connectivity products. The following table sets forth selected information regarding the Company's principal Mobile Systems products:

-------------------------------------------------------------------------------------------------------
                                                                                INITIAL
               PRODUCT                              DESCRIPTION               INTRODUCTION     PRICE
-------------------------------------------------------------------------------------------------------
  JETEYE WIRELESS CONNECTIVITY
     PRODUCTS
     JetEye Net                        Ethernet infrared network adapter          1996       $345-$579
     JetEye Printer                    IrDA printer interface adapter             1991       $179
     JetEye PC                         IrDA infrared serial PC adapter            1993       $135
-------------------------------------------------------------------------------------------------------
  IRDA CONNECTIVITY SOFTWARE
     QuickBeam                         Infrared file transfer application         1997       OEM
     JetBeam                           Infrared communications package for        1997       OEM
                                       Windows
     IrLite Development Kit            Embedded software for infrared             1996       OEM
                                       communications in mobile products
-------------------------------------------------------------------------------------------------------
  MOBILE CONNECTIVITY PRODUCTS
     Port Replicators                  Connects notebook computers to             1997       $159-$315
                                       peripherals
     Port Replicators with Ethernet    Connects notebook computers to             1997       $359-$579
                                       peripherals and networks
-------------------------------------------------------------------------------------------------------

     The infrared wireless connectivity product line was introduced in 1991 and today consists of three core products: (i) JetEye Net, (ii) JetEye Printer and
(iii) JetEye PC.

     JetEye Net allows mobile computing users to easily attach to an Ethernet or TokenRing network. End users requiring a high degree of mobility within an organization rely on JetEye Net to provide fast network access, without cumbersome cables, lost network interface cards or broken connectors.

     The JetEye Printer was introduced in 1991, and initially allowed handheld computers to print by means of an infrared beam to a printer. The JetEye Printer has since been enhanced to support the IrDA standard and to support notebook computers that are equipped with an IrDA port.

     The JetEye PC enables IrDA communications from portable computers equipped with a serial port. The JetEye PC is used for data transfers, file synchronization and software updates between mobile devices or portable PCs and desktop computers.

     Through the acquisition of Counterpoint, the Company expanded its Mobile Systems product family to include IrDA Connectivity Software. The IrDA Connectivity Software product line consists of three core products: (i) QuickBeam, (ii) JetBeam and (iii) IrLite. QuickBeam is an infrared file transfer application which enables mobile data exchange between portable devices or from portable devices to desktop PCs. JetBeam is a complete set of IrDA infrared communication applications designed for use with Windows 95, Windows NT and Windows 98. The IrLite Development Kit is infrared communication software designed to enable the integration of IrDA capability into portable systems. The IrLite Development Kit provides robust infrared communications with a compact code base.

     The Company's Mobile Connectivity product line consists of two core products: Port Replicators and Port Replicators with Ethernet. The port replicators connect notebook computers to external peripherals such as a monitor, keyboard, mouse and printer. Similar solutions provided by PC manufacturers typically are costly, have limited features and are late to market. Recognizing the market opportunity, the Company developed a product that is cost-effective and easy to use. With minor modifications, the Company's port replicators can be used with a wide variety of notebook computers.

                            Graphics see Appendix A


TECHNOLOGY

     The Company's core technological competencies are in the areas of embedded systems software and microcontroller hardware design. In addition, the Company's engineers have a high degree of expertise in supporting network hardware topologies, software transport protocols and application-layer networking. The Company's software development group has placed particular emphasis on the development of network management tools for multi-protocol networking.

     The Company has maintained an active program to develop and deploy new enterprise networking technologies across its product lines. The Company has focused product development efforts upon such enterprise networking capabilities as Novell NEST/NDS and Windows NT enterprise services. In addition, the Company was an early and active supporter of industry standard SNMP-based management capabilities for easy control of devices over the network. Today, end users use these technologies to deploy and maintain worldwide access to key network resources.

     With the emergence of the Internet as a commercial network, the Company has deployed key virtual private networking capabilities for the support of mobile and distributed workforces over the Internet. The Company has embedded an implementation of the Point-to-Point Tunneling Protocol ("PPTP") into ExtendNet VPN. The Company has also developed other technologies that will enable it to develop additional VPN products. The Company's secure embedded real-time operating system and virtual private networking software are integrated in flash memory within the ExtendNet VPN, which enables users to upgrade the product remotely. Unlike competing VPN products implemented with open operating systems running on standard server platforms, the embedded operating system of ExtendedNet VPN deters hackers and prevents tampering with the system. The Company believes that a real-time embedded operating system and dedicated hardware platforms are key differentiators in constructing effective and secure VPN solutions.

     The ExtendNet VPN solution also provides multi-protocol networking support for end users deploying both TCP/IP-based and SPX/IPX-based network systems. SPX/IPX is the transport protocol utilized by Novell's NetWare network operating system. In contrast to competing products based on other VPN technologies, such as IPSec, ExtendNet VPN permits virtual private networking in the multi-protocol networking environments common in many corporate settings.

     The Company will continue to enhance its product lines with additional advanced network management capabilities. Currently, ExtendNet print servers, ExtendNet IAS and ExtendNet VPN incorporate web-based management agents that permit the monitoring and control of these devices via browser software tools. In an effort to advance its network management support, the Company is contributing to the development of next-generation secure management capabilities such as an encrypted version of SNMP.

     The Advantage Database Server implements technologies for enhancing the execution of client/server database transactions across a network. This includes algorithms for "burst-mode" transmission of data records across the LAN or WAN, which speeds the flow of data between server and client. ADS capabilities include transaction processing, filter optimization, enhanced locking algorithms and support for a variety of communications protocols.

     The Company designs its products to adhere to industry standards and widely accepted protocols, and is active in the organizations that develop and maintain these standards and protocols. The Company was a founding contributor to the IrDA standards committee and is currently represented on the IrDA executive committee. Today more than 160 companies are active participants in the IrDA, and are developing a broad range of mobile products that are IrDA-compliant. The Company believes that IrDA infrared connectivity, due to its benign, low cost, low power consumption, high speed and device independent characteristics, will become an increasingly important technology in permitting the seamless connection of mobile devices to each other and to the virtual enterprise.

     Through the Company's efforts, standards such as the IrLAN protocol (co-developed with Microsoft Corporation and Hewlett-Packard) were proposed, developed, ratified and adopted for network connectivity to notebook computers. The Company has been actively guiding IrOBEX, which is an object-oriented standard for transferring files, graphics and other data by infrared transmission. The Company's QuickBeam and JetBeam products implement a communications application using IrOBEX.

     The Company has been aggressively developing new applications for OEM and corporate customers based on its IrDA technology, including inventory management, data logging, network access, computer docking and data communications products. The Company believes that these technologies and applications will have even broader applicability to connectivity for mobile workforces in the coming years.

SALES AND MARKETING

     The Company markets and sells its products worldwide through multiple indirect channels, primarily distributors and resellers, and a substantial majority of net revenue in fiscal 1997 and the first six months of fiscal 1998 was derived from sales to distributors and resellers. Certain of the Company's products, in particular its JetEye IrDA products, IrDA connectivity software, and ExtendNet print servers, are also sold to OEMs. The Company supports its indirect channels with its own sales and marketing organization. As of December 31, 1997 the Company's sales, marketing and support organization consisted of 129 full-time equivalent employees.

     The Company conducts its North American sales and marketing activities primarily from its offices in Boise, Idaho and Bozeman, Montana. The Company's in-house sales and marketing staff is largely responsible for generating end user demand for the Company's products by soliciting prospective customers, providing technical advice with respect to the Company's products and working closely with distributors to sell the Company's products. The Company's sales and marketing staff actively participates with distributors and resellers in the selling process, which provides end users with the level of support needed for the successful integration of solutions in enterprise networks.

     In international markets, the Company markets and sells its products through its sales subsidiaries in France, Germany and the United Kingdom. In addition, the Company has distribution agreements with companies located in more than 28 foreign countries, including Australia, Brazil, Japan, Mexico, The Netherlands and Sweden. In fiscal 1996, fiscal 1997 and the first six months of fiscal 1998, international sales represented 38%, 44% and 41%, respectively, of net revenue, and the Company expects that international sales will continue to represent a substantial portion of its net revenue for the foreseeable future. International sales are subject to a number of risks, including changes in foreign government regulations, export license requirements, tariffs and taxes, other trade barriers, fluctuations in currency exchange rates, difficulty in collecting accounts receivable, difficulty in staffing and managing foreign operations and political and economic instability. See "Risk Factors -- Risks of International Sales and Operations."

     The Company's key distributors include Ingram Micro and Tech Data. In fiscal 1997, sales to Ingram Micro accounted for 19% of the Company's net revenue. In the first six months of fiscal 1998, sales to Ingram Micro accounted for 24% of the Company's net revenue and sales to Tech Data accounted for 13% of the Company's net revenue. The loss of, or reduction in sales to, any of the Company's key customers could have a material adverse affect on the Company's business and results of operations. See "Risk Factors -- Reliance on Distribution Channels."

     The Company's key OEM customers include printer manufacturers and manufacturers of notebook computers, PDAs, digital cameras and other mobile computing devices. The Company intends to increase its sales to OEMs in the future. Sales to OEMs involve a number of potential risks, including lengthy sales cycles and potential competition from OEM customers. See "Risk
Factors -- Reliance on Distribution Channels."

     The Company provides most of its distributors and resellers with limited product return rights for stock rotation. Stock rotation rights permit distributors to return products to the Company for credit against an offsetting purchase order, but are limited based upon amounts purchased by a given distributor during the preceding quarter. Although the Company believes that its allowance for product returns is adequate, there can be no assurance that the Company will not experience significant returns in the future or that such allowances will be adequate. The Company also provides most of its distributors and resellers with price protection rights. Price protection rights require that the Company grant retroactive price adjustments for inventories of the Company's products held by distributors or resellers if the Company lowers its prices for such products. See "Risk Factors -- Reliance on Distribution Channels."

     The timing and volume of customer orders are difficult to forecast because the Company's customers typically require prompt delivery of products and a substantial majority of the Company's sales are booked and shipped in the same quarter. Accordingly, the Company typically operates with a relatively small order backlog. Further, sales are generally made pursuant to standard purchase orders that can be rescheduled, reduced or canceled with little or no penalty. The Company believes that its backlog at any given time is not a meaningful indicator of future net revenue. See "Risk Factors -- Potential Fluctuations in Operating Results."

SERVICE AND SUPPORT

     The Company believes that service and support are critical components of end user satisfaction and the success of the Company's business. The Company's commitment to service and support enables it to interact regularly with network administrators and to identify and respond to their needs on an ongoing basis. The Company maintains service and support personnel in Bozeman, Montana and Boise, Idaho. In addition, the Company's foreign sales subsidiaries and international distributors provide service and support to foreign end users. The Company offers a wide range of customer support services under the ExtendAssist Program. It includes a technical support hotline to provide a range of telephone support to its distributors, dealers and end user customers through a toll-free number. In addition, the Company maintains a technical support group comprised of engineers and technicians, 24-hour automated support, and an on-line bulletin board which contains in depth technical information. Through ExtendAssist, the Company's engineering staff provides technical support via e-mail. The Company also provides on-line services to distribute technical advice and software updates.

RESEARCH AND DEVELOPMENT

     The Company believes that its future success will depend in large part on its ability to develop, introduce and manufacture new products and enhance existing products, allowing it to offer its customers products that achieve higher levels of performance and reliability. The Company's research and development efforts are currently focused on infrared communications, networking protocols, enterprise network management tools, client/server data management, Internet connectivity and new networking and mobile connectivity platforms.

     As of December 31, 1997, the Company had 61 engineers engaged in research and development. During fiscal 1995, 1996 and 1997 and the six months ended December 31, 1997, research and development expenses were $3.7 million, $4.4 million, $5.3 million and $3.1 million, respectively. The Company anticipates that it will continue to commit substantial resources to research and development in the future.

     The product development process involves a number of risks. The development of new, technologically advanced hardware and software products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. There can be no assurance that the Company will successfully develop, introduce or manage the transition to new products. See "Risk Factors -- Risks Associated with New Product Development."

MANUFACTURING

     The Company focuses its manufacturing efforts on cost-effectively producing high-quality products. The Company's manufacturing operations are located in Boise, Idaho and consist mainly of materials procurement, final assembly, testing, quality assurance and shipping. The only product assembly performed by the Company is final assembly, which consists of the integration of major components into a final product and the preparation of that product for shipment. The Company performs testing and quality assurance of certain products at its Boise facilities and plans to expand its in-house automated testing efforts as its product volume increases. The Company has received ISO 9001 certification, which the Company believes is crucial in order to sell its products internationally.

     The Company subcontracts other manufacturing functions, including the production of its printed circuit boards. Certain of the Company's products are manufactured in their entirety by third parties. For example, the ExtendNet IAS is manufactured by Apexx Technology, Inc. In addition, the Company's port replicator and in-air and in-car charger products are manufactured by Mobility Electronics. The Company's reliance on third-party manufacturers involves a number of risks, including the potential inability to obtain an adequate supply of products and control over delivery schedules, product quality and product cost. See "Risk Factors -- Risks Associated with Third-Party Manufacturers and Suppliers."

     The Company relies on third-party suppliers for components used in its products. Certain of the components used in the Company's products, including certain semiconductor components and infrared transmission components, are currently available from a limited number of suppliers. Disruption in service by any of the Company's manufacturers or the Company's suppliers could lead to supply constraints or delays in the delivery of the Company's products. Such supply constraints or delays could have a material adverse effect on the Company's business and results of operations. See "Risk Factors -- Risks Associated with Third-Party Manufacturers and Suppliers."

COMPETITION

     The markets for the Company's products are intensely competitive, and are characterized by frequent new product introductions, rapidly changing technology and standards, constant price pressure and competition for distribution channels. The principal competitive factors in the Company's markets include brand-name awareness, price, product performance, reliability, breadth of product line, sales and distribution capability and technical support and service. Certain of these factors are outside the Company's control. There can be no assurance that the Company will be able to compete successfully in the future with respect to these or any other competitive factors or that competition will not have a material adverse effect on the Company's business and results of operations.

     The Company's principal competitors in the market for print servers include Hewlett-Packard, Intel Corporation, Lexmark International, Inc. and Emulex Corporation. In the market for infrared mobile computing products, the Company's competitors include a number of companies which have hardware or software solutions. As the market for infrared connectivity matures, the Company may face increased competition from the major PC manufacturers, who may choose to develop infrared solutions for use with their own products. The Company currently faces limited direct competition from major applications and operating systems software vendors who may choose to incorporate infrared connectivity functionality into their software, thereby potentially reducing the need for OEMs to include the Company's products in their notebook and desktop PCs. The Company's ExtendNet IAS product currently competes with the product offerings of Bay Networks, Inc., as well as those of a number of smaller companies. The Company's ExtendNet VPN product currently competes with software-based solutions offered by Microsoft Corporation and others. As the market for these distributed connectivity products matures, the Company expects to face direct competition from other large computer networking and software companies. The Company's Advantage Database Server product currently competes with low-end database products from companies such as Microsoft Corporation and Oracle Corporation, in addition to smaller competitors offering data management software. The Company faces indirect competition from existing and potential customers that provide internally developed solutions. As a result, the Company must demonstrate to prospective customers the advantages of the Company's products over internally developed solutions.

     In addition to direct competition, the Company's products face competition from alternative technological solutions. For example, the Company's IrDA mobile computing products face indirect competition from alternatives such as radio frequency connectivity and non-IrDA infrared solutions. The Company's ExtendNet VPN products face indirect competition from the major computer networking companies which provide extended Ethernet solutions for wide area and local area networks.

     Many of the companies with which the Company competes or may in the future compete, including the internal development groups of its current and potential customers, have substantially greater financial, marketing, technical, sales and support resources and may have more brand name recognition than the Company. The Company expects that, in order to remain competitive, it may have to decrease its sales prices on certain products, which could materially and adversely affect the Company's business and results of operations. There can be no assurance that the Company will be able to compete effectively in the future. See "Risk Factors -- Competition."

INTELLECTUAL PROPERTY

     The Company relies on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary intellectual property rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company currently has three issued United States patents that expire in 2006 and beyond and has five patent applications pending. The Company has registered nine trademarks in the United States, including "JetEye" and "ExtendNet." The Company's future success is dependent in part upon its proprietary technology. There can be no assurance that any patent, trademark or copyright owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. Further, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around the patents owned by the Company. Effective intellectual property protection may be unavailable or limited in certain foreign countries. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology by foreign companies.

     The Company has entered into source code and design document escrow agreements with a limited number of its customers requiring release of design details in certain circumstances. Such agreements generally provide that such parties will have a limited, non-exclusive right to use such code in the event that there is a bankruptcy proceeding by or against the Company, if the Company ceases to do business or if the Company fails to meet its support obligations. The Company also provides its source code to foreign language translation service providers and consultants to the Company in limited circumstances. The provision of source code to third parties may increase the likelihood of misappropriation.

     As is common in its industry, the Company has from time to time received notification from other companies of intellectual property rights held by those companies upon which the Company's products may infringe. If the Company were found to be infringing on the intellectual property rights of any third party, the Company could be subject to liabilities for such infringement, which could be material. As a result, the Company could be required to seek licenses from other companies or to refrain from using, manufacturing or selling certain products or using certain processes. Although holders of patents and other intellectual property rights often offer licenses to their patent or other intellectual property rights, no assurance can be given that licenses would be offered, that the terms of any offered license would be acceptable to the Company or that the failure to obtain a license would not adversely affect the Company's operating results.

     In order to protect its proprietary rights, the Company may in the future initiate proceedings against third parties. Any litigation, whether brought by or against the Company, could result in the incurrence of significant expenses by the Company. In addition, any such litigation could result in a diversion of management's time and efforts. A claim by the Company against a third party could prompt a counterclaim by the third party against the Company, which could have an adverse effect on the Company's intellectual property rights. Any of the foregoing could result in a material adverse effect on the Company's business and results of operations.

EMPLOYEES

     As of December 31, 1997, the Company had 269 full-time equivalent employees, including 62 in research and development, 129 in sales, marketing and customer support, 47 in manufacturing and 31 in administration. None of the Company's employees is represented by a labor union or is subject to a collective bargaining agreement with respect to his or her employment with the Company. The Company believes that its relations with its employees are good.

     The Company's future success will depend, in part, upon its ability to attract and retain qualified personnel. Competition for qualified personnel in the Company's industry is intense, and there can be no assurance that the Company will be successful in retaining its key employees or that it will be able to attract skilled personnel as the Company grows. See "Risk
Factors -- Management of Growth" and "Risk Factors -- Dependence on Key Personnel."

FACILITIES

     The Company owns its corporate headquarters facility in Boise, Idaho which consists of approximately 100,000 square feet of space located on 24 acres of land which are also owned by the Company. This space is used for research and development, manufacturing, sales and marketing, customer support and administration. In addition, the Company owns a facility of approximately 20,000 square feet in Bozeman, Montana. This facility is used primarily for customer support and sales and marketing. The Company believes that its current facilities in Boise and Bozeman are adequate to meet its needs for at least the next 12 months.

     The Company also leases a number of sales, support and development offices in the United States and Europe. The Company believes that existing field sales, support and development facilities are adequate to meet its current requirements. The Company plans to continue to expand its field sales, support and development facilities worldwide where appropriate.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding the executive officers and directors of the Company as of December 31, 1997.

           NAME                AGE                           POSITION
           ----                ---                           --------
Steven D. Simpson(1).......    50     President, Chief Executive Officer and Director
Karla K. Rosa..............    35     Vice President, Finance and Chief Financial Officer
Holmes T. Lundt............    40     Vice President, Corporate Research and Development and
                                      Business Development
Scott J. Ritchie...........    42     Vice President, Operations
Thomas C. White............    48     Vice President, Sales and Marketing
Bradley J. Surkamer........    43     Vice President, Technical Support and Third-Party
                                      Marketing
Douglas B. Winterrowd(1)...    46     Chief Engineer and Director
Raymond A. Smelek(3).......    63     Chairman of the Board of Directors
Gregory M. Avis(2).........    39     Director
S. Scott Wald(3)...........    42     Director

---------------

(1) Class I Director

(2) Class II Director

(3) Class III Director

     Steven D. Simpson has served as the Company's President and Chief Executive Officer and as a director since January 1996. From January 1995 to January 1996, Mr. Simpson served as the Company's Executive Vice President of Sales and Marketing. Prior to joining the Company, Mr. Simpson was employed by Hewlett-Packard from 1978 to 1994. From 1991 to 1994, Mr. Simpson was General Manager of the Boise LaserJet Printer Division. He holds a B.S. in Marketing from the University of Utah and an M.B.A. from the University of Wyoming.

     Karla K. Rosa has served as the Company's Vice President of Finance since December 1997 and as Chief Financial Officer since April 1996. From January 1996 to April 1996, Ms. Rosa was the Company's Assistant Controller, from April 1992 to January 1996 Ms. Rosa was Treasury Manager and from December 1991 to April 1996, Ms. Rosa was Tax Director. Prior to joining the Company, Ms. Rosa was a manager in the Los Angeles and Boise offices of Arthur Andersen & Co. Ms. Rosa is a Certified Public Accountant and holds a B.S. in Accounting from Utah State University.

     Holmes T. Lundt has served as the Company's Vice President of Corporate Research and Development and Business Development since January 1996. From December 1994 to January 1996, Mr. Lundt was the Company's Vice President of Research and Development, from October 1993 to December 1994, Mr. Lundt was Vice President of Marketing and from January 1991 to October 1993, Mr. Lundt was Business Unit Manager of Network Printing. Mr. Lundt joined the Company in 1984. Mr. Lundt holds a B.S. in Electrical Engineering from Iowa State University and a M.S. of Electrical Engineering from Stanford University.

     Scott J. Ritchie has served as the Company's Vice President of Operations since he joined the Company in December 1995. From May 1978 to November 1995, Mr. Ritchie was employed by Hewlett-Packard and held a number of positions in manufacturing and material management, most recently as Materials Manager in the Disk Memory Division. He holds a B.B.A. in Management and an M.B.A. from Boise State University.

     Thomas C. White has served as the Company's Vice President of Sales and Marketing since January 1996. From June 1995 to January 1996, Mr. White was the Company's Vice President of North American Sales. From July 1993 to June 1995, Mr. White was National Account Director for MicroAge Computer Centers, Inc. ("MicroAge"). Prior to joining MicroAge, Mr. White spent seven years at Apple Computer, where he served as Large Enterprise Manager. He holds a B.S. in Business Administration from Western Illinois University.

     Bradley J. Surkamer has served as the Company's Vice President of Technical Support and Third-Party Marketing since January 1996. From January 1995 to January 1996, Mr. Surkamer was the Company's Manager of Technical and Third Party Marketing. From 1991 to January 1995, Mr. Surkamer was the Company's Manager of Sales and Marketing. He holds a B.S. in Mathematics from the University of Montana and an M.B.A. from Northern Arizona University.

     Douglas B. Winterrowd is a founder of the Company and has been a Director of the Company since October 1995. Previously, Mr. Winterrowd served as a Director of the Company from 1984 to 1992. He has served as Chief Engineer since February 1994. Prior to such time, Mr. Winterrowd held various positions with the Company, including Program Manager, Quality Assurance Manager, Technical Support Manager, Project Manager and Senior Engineer. Prior to joining the Company, Mr. Winterrowd was employed by Hewlett-Packard for 10 years and held a number of positions in Research and Development. Mr. Winterrowd holds a B.S. in Electrical Engineering and an M.S. in Electrical Engineering from Montana State University.

     Raymond A. Smelek has served as the Company's Chairman of the Board of Directors since June 1995 and he has been a Director of the Company since June 1994. From June 1994 to February 1996, Mr. Smelek was the Company's President and Chief Executive Officer. Prior to joining the Company, Mr. Smelek was employed by Hewlett-Packard and held a number of positions, most recently as Vice President and General Manager of the Mass Storage Group. Mr. Smelek is also a director of Apexx Technology and Gem Pharmaceuticals. Mr. Smelek holds a B.S. in Electrical Engineering from San Jose State University.

     Gregory M. Avis has been a Director of the Company since September 1992. Mr. Avis has served as a General Partner of Summit Partners, L.P., a venture capital partnership, since 1987 and has served as a Managing Partner of Summit Partners, L.P. since 1990. Mr. Avis is also a director of Digital Link Corporation, a manufacturer of digital access products for wide area networks, Powerwave Technologies, Inc., a designer and manufacturer of linear power amplifiers for wireless communications, and Splash Technology Holdings, Inc., a supplier of open-platform color servers. Mr. Avis holds a B.A. in Political Economy from Williams College and an M.B.A. from Harvard Business School.

     S. Scott Wald has been a Director of the Company since July 1994. Mr. Wald is the founder of ASAP Software Express, Inc. ("ASAP"). Mr. Wald has served as President and Chief Executive Officer of ASAP since September 1985. Prior to joining ASAP, Mr. Wald was employed by Hewlett-Packard and held positions in sales and product management. Mr. Wald holds a B.S. in Business Administration and an M.B.A. from Arizona State University.

     The Company's Board of Directors is divided into three classes. The term of the Class I director expires at the Company's annual meeting of stockholders in 1999, the term of the Class II directors expires at the Company's annual meeting of stockholders in 2000, and the term of the Class III directors expires at the Company's annual meeting of stockholders in 1998. Thereafter, the term of each class of directors shall be three years. All directors hold office until the annual meeting of stockholders at which their respective class is subject to re-election and until their successors are duly elected and qualified, or until their earlier resignation or removal. Executive officers are appointed by the Board of Directors and serve at the discretion of the Board. There are no family relationships among the directors or officers of the Company.

BOARD COMMITTEES

     Audit Committee. The Audit Committee of the Board of Directors reviews and monitors the corporate financial reporting and external audits of the Company, including among other things, the Company's internal control functions, the results and scope of the annual audit and other services provided by the Company's independent accountants, and the Company's compliance with legal matters with a significant impact on the Company's financial reports. In addition, the Audit Committee has the responsibility to consider and recommend the appointment of the Company's independent accountants. The Audit Committee also monitors transactions between the Company and its officers, directors and employees for any potential conflicts of interest. The current members of the Audit Committee are Gregory M. Avis and S. Scott Wald.

     Compensation Committee. The Compensation Committee of the Board of Directors reviews and makes recommendations to the Board regarding the Company's compensation policy and all forms of compensation to be provided to executive officers and directors of the Company, including, among other things, annual salaries and bonuses, and stock option and other incentive compensation arrangements. In addition, the Compensation Committee reviews bonus and stock compensation arrangements for all other employees of the Company. As part of the foregoing, the Compensation Committee also administers the Company's 1998 Stock Plan and 1998 Employee Stock Purchase Plan. The current members of the Compensation Committee are Gregory M. Avis and S. Scott Wald.

     Nominating Committee. The Nominating Committee of the Board of Directors reviews and makes recommendations to the Board regarding annual elections of directors and potential new directors. The current members of the Nominating Committee are Raymond A. Smelek (Chairman), Gregory M. Avis and S. Scott Wald.

DIRECTOR COMPENSATION

     Non-employee directors of the Company (the "Outside Directors") receive no cash fees as compensation for their services as directors. The Outside Directors are reimbursed for travel and other expenses incurred in attending meetings of the Company's Board of Directors and meetings of committees of the Board of Directors.

     1998 Director Plan. The Company's 1998 Director Option Plan (the "Director Plan") was adopted by the Board of Directors in December 1997 and approved by the stockholders in January 1998. The Director Plan became effective on the effectiveness of the registration statement relating to the Public Offering. A total of 250,000 shares of Common Stock have been reserved for issuance under the Director Plan. The Outside Directors are eligible to participate in the Director Plan. Option grants under the Director Plan are automatic and non-discretionary, and the exercise price of the options is 100% of the fair market value of the Common Stock on the grant date. The Director Plan provides for an initial grant of an option to purchase 15,000 shares of Common Stock (the "First Option") to each Outside Director on the later of the date on which such person first becomes an Outside Director or the date of effectiveness of the Director Plan; provided, however, that an Inside Director who ceases to be an Inside Director but who remains a Director shall not receive the First Option. Thereafter, the Company shall automatically grant to each Outside Director an option to purchase 7,500 shares of Common Stock (a "Subsequent Option") on the date of the Company's annual meeting of stockholders of each year; provided, however, that such Outside Director shall have served on the Board for at least 6 months. Each First Option and each Subsequent Option shall have a term of 10 years, or shorter upon termination of an Outside Director's status as a director. The shares subject to each First Option shall vest and become exercisable in installments at a rate of one-third of the total of such shares on the first anniversary date of grant and at a rate of 1/36th of the total of such shares per month thereafter. The shares subject to each Subsequent Option shall vest and become exercisable in full on the first anniversary of the date of grant of that Subsequent Option. The fair market value of any option granted concurrently with the initial effectiveness of the Director Plan shall be $8.00 per share.

     The Director Plan provides that in the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding option under the Director Plan will be assumed or substituted for by the successor corporation (the "Successor Corporation"). If the Successor Corporation refuses to assume or substitute for the option, the optionee shall have the right to exercise all of the optioned stock, including shares as to which it would not otherwise be exercisable.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of the Compensation Committee was or is an officer or employee of the Company or any of its subsidiaries. No executive officer of the Company serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation earned during the fiscal year ended June 30, 1997 (the "Last Fiscal Year") by the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company whose total annual salary and bonus during such fiscal year exceeded $100,000 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                         LONG-TERM
                                                 ANNUAL COMPENSATION    COMPENSATION
                                                 --------------------   ------------
                                                                         SECURITIES
                                                                         UNDERLYING       ALL OTHER
          NAME AND PRINCIPAL POSITION            SALARY($)   BONUS($)    OPTIONS(#)    COMPENSATION(1)
          ---------------------------            ---------   --------   ------------   ---------------
Steven D. Simpson..............................  $193,333     $4,256       33,333          $59,268(2)
  President and Chief Executive Officer
Holmes T. Lundt................................   122,850      2,711        4,000            4,448(3)
  Vice President, Corporate Research and
  Development and Business Development
Scott J. Ritchie...............................   120,450      2,657        6,000            4,334(4)
  Vice President, Operations
Thomas C. White................................   110,040     41,402(5)     6,000           16,321(6)
  Vice President, Sales and Marketing
Raymond A. Smelek..............................   100,000     27,212           --            2,486(7)
  Chairman of the Board of Directors

---------------

(1) Includes $78 in premiums paid by the Company with respect to term life insurance for the benefit of the respective individual.

(2) Includes $5,674 of contributions by the Company to defined contribution plans and $53,516 deferred compensation from options granted under the Company's 1987 Restricted Stock Option Plan, as amended.

(3) Includes $4,370 of contributions by the Company to defined contribution plans.

(4) Includes $4,256 of contributions by the Company to defined contribution plans.

(5) Includes sales commissions of $38,968.

(6) Includes $4,983 of contributions by the Company to defined contribution plans and $11,260 deferred compensation from options that were granted under the Company's 1987 Restricted Stock Option Plan, as amended.

(7) Includes $2,408 of contributions by the Company to defined contribution plans.

STOCK OPTION GRANTS

     The following table provides information concerning stock option grants made to each of the Named Executive Officers during the Last Fiscal Year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                             POTENTIAL REALIZABLE
                                                 INDIVIDUAL GRANTS                             VALUE AT ASSUMED
                          ---------------------------------------------------------------    ANNUAL RATES OF STOCK
                          NUMBER OF SHARES      % OF TOTAL                                  PRICE APPRECIATION FOR
                             UNDERLYING      OPTIONS GRANTED                                    OPTION TERM (2)
                              OPTIONS        TO EMPLOYEES IN      EXERCISE     EXPIRATION   -----------------------
          NAME             GRANTED(#)(1)     LAST FISCAL YEAR   PRICE ($/SH)      DATE        5%($)        10%($)
          ----            ----------------   ----------------   ------------   ----------   ----------   ----------
Steven D. Simpson.......       16,667              4.1%            $8.36        12/16/06     $226,824     $361,179
                               16,667              4.1              8.88        01/01/07      241,076      383,874
Holmes T. Lundt.........        4,000              1.0              8.36        12/16/06       54,438       86,683
Scott J. Ritchie........        6,000              1.5              8.36        12/16/06       81,656      130,024
Thomas C. White.........        6,000              1.5              8.36        12/16/06       81,626      130,024
Raymond A. Smelek.......           --               --                --              --           --           --

---------------

(1) Unless otherwise noted, all options vest over a period of five years and have a ten year term.

(2) The potential realizable value is calculated based on the term of the option at its time of grant (10 years) and is calculated by assuming that the stock price on the date of grant (the Board of Directors' determination of the fair market value of the Company's Common Stock based on an independent appraisal) appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated price. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions.

     The following table sets forth the number of shares acquired upon exercise of stock options during the Last Fiscal Year by each of the Named Executive Officers, and the value of unexercised options as of June 30, 1997. Also reported are values "in-the-money" options that represent the positive "spread" between the respective exercise prices of outstanding stock options and the fair market value of the Company's Common Stock as of June 30, 1997, as determined by the Board of Directors.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                     NUMBER OF SECURITIES UNDERLYING           VALUE OF UNEXERCISED
                                           UNEXERCISED OPTIONS                 IN-THE-MONEY OPTIONS
                                         AT FISCAL YEAR-END(#)(1)            AT FISCAL YEAR-END($)(2)
                                     --------------------------------    --------------------------------
               NAME                  EXERCISABLE        UNEXERCISABLE    EXERCISABLE        UNEXERCISABLE
               ----                  -----------        -------------    -----------        -------------
Steven D. Simpson..................     71,673             100,573        $329,311            $217,036
Holmes T. Lundt....................     47,067              12,933          42,800                  --
Scott J. Ritchie...................      6,667              32,667          10,900              43,600
Thomas C. White....................     15,915              20,300          27,600              18,400
Raymond A. Smelek..................    214,667              58,659           7,578              30,324

---------------

(1) No Named Executive Officer exercised options during the fiscal year ended June 30, 1997.

(2) There was no public trading market for the Company's Common Stock as of June 30, 1997. Accordingly, the value of unexercised in-the-money options is calculated based on a price of $7.05 per share, the Board of Directors' determination of the fair market value of the Company's Common Stock which was based on an independent appraisal as of June 30, 1997. Amounts reflected are based on the assumed value minus the exercise price and do not necessarily indicate that the optionee sold such stock.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

     The Company has entered into employment agreements with each of the Named Executive Officers. These agreements generally set forth the individual's salary, position and benefits. In addition, Mr. Simpson's contract with the Company entitles Mr. Simpson to a continued salary and bonus for a period of 12 months if he is terminated by the Company without cause or without 12-months written notice.

     In 1994, the Company entered into an employment agreement with Raymond Smelek pursuant to which the Company agreed to pay Mr. Smelek a base salary and an annual bonus. In fiscal 1997, Mr. Smelek received $100,000 in salary and a bonus of $27,212 for services rendered as Chairman of the Board of Directors. In addition, for the first six months of fiscal 1998 the Company paid Mr. Smelek $50,000. In January 1998, the Company and Mr. Smelek entered into a new employment agreement pursuant to which Mr. Smelek will receive an annual salary of $100,000 through December 1998, is eligible for a bonus and will be eligible for stock options under the 1998 Stock Plan.

STOCK PLANS

     1998 Stock Plan. The Company's 1998 Stock Plan (the "1998 Plan") provides for the grant to employees of incentive stock options within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights. The 1998 Plan was adopted by the Board of Directors in December 1997 and approved by the stockholders in January 1998. The 1998 Plan became effective on the effectiveness of the registration statement relating to the Public Offering. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. The maximum aggregate number of shares which may be issued under the 1998 Plan is 1,600,000.

     The 1998 Plan may be administered by a committee appointed by the Board of Directors (the "Committee"), which Committee shall, in the case of options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Code, consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The Committee has, pursuant to the terms of the 1998 Plan, the power to determine the terms of options granted, including the exercise price, to reduce the exercise price of any option to the then current fair market price if the fair market value of the Common Stock covered by such option shall have declined since the date the option was granted, number of shares subject to the option, and the exercisability thereof, the form of consideration payable upon such exercise. In addition, the Board of Directors has the authority to amend, suspend or terminate the 1998 Plan, provided that no such action may affect any share of Common Stock previously issued and sold or any option previously granted under the 1998 Plan.

     Unless determined otherwise by the Committee, options and stock purchase rights granted under the 1998 Plan are not transferable by the optionee, and each option and stock purchase right is generally exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1998 Plan must generally be exercised within three months following termination of an optionee's status as an employee, director or consultant of the Company, within twelve months after an optionee's termination by disability, and within twelve months after an optionee's termination by death, but in no event later than the expiration of the option. In the case of stock purchase rights, unless the administrator determines otherwise, a restricted stock purchase agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). The purchase price for shares repurchased pursuant to a restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the administrator. The exercise price of all incentive stock options granted under the 1998 Plan must be at least equal to the fair market value of the shares on the date of grant. The exercise price of nonstatutory stock options granted under the 1998 Plan is determined by the Committee, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of the Common Stock on the date of grant. With respect to any employee who owns stock possessing more than ten percent of the voting power of all classes of the Company's, or any parent or subsidiary of the Company's outstanding capital stock, the exercise price of any incentive stock option granted to such person must equal at least 110% of the fair market value of the Common Stock on the date of grant and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1998 Plan may not exceed ten years.

     The 1998 Plan provides that in the event of a merger of the Company with or into another corporation, or a sale of substantially all of the Company's assets, each outstanding option and stock purchase right will be assumed or substituted for by the successor corporation. In the event the successor corporation refuses to assume or substitute for the option or stock purchase right, the optionee shall have the right to exercise all of the optioned stock, including shares as to which it would not otherwise be exercisable.

     1998 Employee Stock Purchase Plan. The Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in December 1997 and approved by the stockholders in January 1998. A total of 700,000 shares of Common Stock (plus an annual increase to be added each year equal to the lesser of the number of shares necessary to bring the number of shares available for sale under the Purchase Plan to 700,000 or an amount determined by the Board of Directors) has been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Code, is implemented by 24-month offering periods beginning on the first trading day on or after June 30 and December 31 each year, except for the first such offering period which commenced on the first trading day after the effective date of the Public Offering and ends on the last trading day on or after December 31, 1999. Each offering period contains four purchase periods of approximately six months duration. The Purchase Plan is administered by the Board of Directors or by a committee of members of the Board. All persons employed by the Company on an enrollment date (June 30 or December 31 of each year) are eligible to participate in the Purchase Plan, provided, however that no employee shall be granted an option under the Purchase Plan that would result in the employee owning capital stock of the company or holding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of the Company. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions of up to 15% of an employee's compensation (excluding commissions, overtime, shift premium, incentive compensation, incentive payments and bonuses), except that no participant's right to purchase shares of Common Stock may accrue at a rate which exceeds $25,000 each calendar year. The price of stock purchased under the Purchase Plan is 85% of the lower of the fair market value of the Common Stock on the first day of an offering period or the last day of each six month purchase period. Employees may end their participation at any time during an offering period, and they will be paid their payroll deductions to date (without interest). Participation ends automatically upon termination of employment with the Company.

     Rights granted under the Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the Purchase Plan. The Purchase Plan provides that, in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, the option shall be assumed or substituted by a successor corporation, or if the successor corporation refuses to assume or substitute such options, the Board of Directors shall shorten any offering periods then in progress (so that employees' rights to purchase stock under the Purchase Plan are exercised prior to the merger or sale of assets). The Purchase Plan will terminate in December 2007. The Board of Directors has the authority to amend or terminate the Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the Purchase Plan.

     1994 Incentive Stock Option Plan. The Company's 1994 Incentive Stock Option Plan (the "1994 Plan") provides for the grant to full-time employees of incentive stock options within the meaning of Section 422 of the Code. The 1994 Plan was adopted by the Board of Directors and approved by the stockholders in October 1993. The Board of Directors has the authority to amend the 1994 Plan, unless such amendment relates to a change in the aggregate number of shares of Common Stock to be issued by the Company under the 1994 Plan. The maximum aggregate number of shares that may be issued pursuant to the 1994 Plan is 2,666,667 shares of Common Stock. Options that the Company grants under the 1994 Plan are non-transferable by the optionee, except on death, and exercisable during the optionee's lifetime only by the optionee. The 1994 Plan requires the exercise price of any option granted by the Company thereunder be at least equal to the fair market value of the shares on the date of grant. An employee who owns stock representing 10% or more of the voting power of the Common Stock is eligible under the 1994 Plan; provided, however, the exercise price of any option granted by the Company to such employee is equal to at least 110% of the fair market value of the Common Stock on the date of grant and such option expires 5 years from the date of grant. All other options granted by the Company under the 1994 Plan must be exercised by the optionee within 10 years from the date of grant. Options generally vest 20% per year over a period of five years from the date of grant. The 1994 Plan, by its terms, terminates automatically in December 2004, however, the Board of Directors has determined that the Company will make no further option grants under the 1994 Plan after the effective date of the Offering.

     1984 Incentive Stock Option Plan. The Company's 1984 Incentive Stock Option Plan, as amended (the "1984 Plan") provided for the grant to full-time employees of incentive stock options within the meaning of Section 422 of the Code. The 1984 Plan was adopted by the Board of Directors and approved by the stockholders in June 1984. The maximum aggregate number of shares that may be issued pursuant to the 1984 Plan is 3,333,333 shares of Common Stock. Options that the Company has granted under the 1984 Plan are non-transferable by the optionee, except on death, and are exercisable during the optionee's lifetime only by the optionee. The 1984 Plan required that the exercise price of any option granted by the Company thereunder be at least equal to the fair market value of the shares on the date of grant, which value was determined by an independent appraiser each quarter. The 1984 Plan prohibited the Company from making option grants to any employee who owned stock representing 10% or more of the voting power of the Common Stock. Any option granted by the Company under the 1984 Plan must be exercised by the optionee within ten years from the date of grant. The 1984 Plan expired in June 1994.

     1987 Restricted Stock Option Plan. The Company's 1987 Restricted Stock Option Plan, as amended (the "1987 Plan"), provided for the grant to full-time employees and directors of the Company nonqualified restricted stock options. The 1987 Plan was adopted by the Board of Directors in September 1987. A total of 1,666,667 shares of Common Stock was reserved for issuance under the 1987 Plan. The 1987 Plan required that the exercise price of the options granted thereunder be a price determined by the Board of Directors or the current appraised value of the shares on the date of grant, which value was determined by an independent appraiser each quarter. Options under the 1987 Plan are not exercisable before the first anniversary of the date of grant. Thereafter, such options generally vest and are exercisable at a rate of 20% on each subsequent anniversary of the date of grant. The term of all options under the 1987 Plan generally is ten years. The 1987 Plan provided that upon termination of employment or directorship by any party and for any reason except death or permanent disability, any unexercised options automatically terminate. The Board of Directors had the authority to amend the 1987 Plan at any time. The 1987 Plan terminated in September 1997.

EMPLOYEE STOCK OWNERSHIP PLAN

     Effective July 1, 1985, the Company adopted the Extended Systems Employee Stock Ownership Plan (the "ESOP"). The ESOP is a combined employee stock ownership plan and tax credit employee stock ownership plan. The ESOP and its related trust are qualified under Sections 401(a), 409, 4975(e)(7) and 501(a) of the Code and last received a Determination Letter from the Internal Revenue Service in June of 1997. Douglas B. Winterrowd is the Trustee. Participation in the Plan was open to all employees over the age of 21 who had at least one year of service with the Company. Although the Company previously made significant contributions to the ESOP, the Company has made no contributions have been made since 1991. The ESOP trust currently owns approximately 333,872 shares of Common Stock. Participants are entitled to distribution of their accounts, including in-kind distributions of Common Stock, in the event of death, disability, retirement or other termination of employment. Company contributions to the ESOP are not taxable to participants until distributed.

     The ESOP's assets are held in trust by the Trustee. Participants have the right to direct the vote of Common Stock allocated to their accounts with respect to significant corporate matters. The Trustee is entitled to vote unallocated stock. Currently, all shares of Common Stock are allocated to participant accounts. Common Stock allocated to a participant's tax credit account is 100% vested. All other allocated

Common Stock is subject to a five-year "cliff" vesting schedule. However, because no contributions have been made for six years, substantially all accounts are 100% vested at this time.

401(k) PLAN

     The Company maintains a tax-qualified employee savings and retirement plan (the "401(k) Plan") which covers certain of the Company's employees who are at least 21 years of age and have completed six consecutive months of service with the Company (the "Participants"). Pursuant to the 401(k) Plan, Participants may elect to reduce their current eligible compensation by up to 15% and up to 100% of bonuses, or the statutorily prescribed annual limit, whichever is lower, and have the amount of such reduction contributed to the 401(k) Plan. Participants' salary reduction contributions are fully vested at all times. A Participant will also receive a dollar-for-dollar match on his salary reduction contribution each year up to a maximum of 3% of the Participant's eligible compensation. The Company, at the sole discretion of the Board, may make an additional matching contribution. Each Participant's interest in his matching contributions vests in accordance with a four-year graduated vesting schedule. The Company, at the sole discretion of the Board, may also make a discretionary contribution to Participants who have completed 1,000 hours of service with the Company during that plan year. The discretionary contribution, if any, is fully vested. Participants are eligible for a distribution from the 401(k) Plan upon their reaching age 59 1/2, reaching early retirement age (age 55 and completing five years of service), death, disability or separation from service with the Company. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Code so that contributions by Participants and by the Company to the 401(k) Plan, and income earned on such contributions, are not currently taxable to Participants and so that contributions by the Company will be deductible by the Company when made. The trustee under the 401(k) Plan, at the direction of Participants, invests the assets of the 401(k) Plan in any of a number of designated investment options.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law (the "Delaware Law"). Under the Delaware Law, a director's liability to a company or its stockholders may not be limited with respect to (i) any breach of his duty of loyalty to the company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments or dividends or unlawful stock repurchases or redemptions or (iv) transactions from which the director derived an improper personal benefit.

     The Company's Bylaws provide that the Company shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted under Delaware Law, and the Bylaws also permit the Company to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of such person's actions, regardless of whether Delaware Law would permit such indemnification.

     The Company intends to enter into indemnification agreements with each of its directors and executive officers and has obtained a directors' and officers' liability insurance policy that insures such persons against the cost of defense, settlement or payment of judgments under certain circumstances. As of the date of this Prospectus, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

                              CERTAIN TRANSACTIONS

     In fiscal 1997, the Company paid legal fees in the amount of $73,389 to Hamlin & Sasser, P.A., a law firm in which Robert G. Hamlin, a former director of the Company, is a partner.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 31, 1998, with respect to
(i) each person or entity who is known by the Company to own beneficially 5% or more of the Company's outstanding Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers of the Company as a group.

                                                                  NUMBER       PERCENTAGE
           NAME AND ADDRESS OF BENEFICIAL OWNER                OF SHARES(1)     OF CLASS
           ------------------------------------                ------------    ----------
Douglas B. Winterrowd(2)...................................       1,505,138       18.4%
Charles M. Jopson(3).......................................       1,236,432       15.1
  5777 North Meeker Ave.
  Boise, Idaho 83713
Gary D. Atkins(4)..........................................         957,579       11.3
  P.O. Box 68
  Pinedale, Wyoming 82941
Ted L. Wimer(5)............................................         974,765       11.9
  5777 North Meeker Ave.
  Boise, Idaho 83713
Raymond A. Smelek(6).......................................         302,541        3.6
Steven D. Simpson(7).......................................         102,245        1.2
S. Scott Wald(8)...........................................          14,370       *
Gregory M. Avis(9).........................................              --         --
Holmes T. Lundt(10)........................................         325,293        4.0
Thomas C. White(11)........................................          17,115       *
Scott J. Ritchie(12).......................................          14,532       *
All directors and executive officers as a group (10
  persons).................................................       2,364,630       32.1

---------------

  *  Less than 1%.

 (1) Applicable percentage ownership after this offering reflects the issuance of 1,300,000 shares in the Public Offering but does not reflect the rescission of any shares by the Company pursuant to the Rescission Offer. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or other securities currently exercisable or convertible, or exercisable or convertible within 60 days of March 31, 1998, and are deemed outstanding for computing the percentage of the person holding such options or other securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock owned by them.

 (2) Includes 40,183 shares held of record by Mr. Winterrowd's daughter and 333,872 shares held of record by the Employee Stock Ownership Plan for which Mr. Winterrowd serves as trustee. Mr. Winterrowd is Chief Engineer and a director of the Company.

 (3) Includes 6,000 shares held of record by Mr. Jopson's daughter. Mr. Jopson is an employee of the Company.

 (4) Includes 60,278 shares held of record by Mr. Atkins' wife and 333,334 shares subject to options exercisable within 60 days of March 31, 1998.

 (5) Mr. Wimer is an employee of the Company.

 (6) Includes 1,942 shares held of record by Smelek & Associates, a business owned by Mr. Smelek's wife, 17,933 shares held of record by Mr. Smelek's wife and 216,000 shares subject to options exercisable within 60 days of March 31, 1998. Mr. Smelek is the Chairman of the Board of Directors.

 (7) Represents shares subject to options exercisable within 60 days of March 31, 1998. Mr. Simpson is the President, Chief Executive Officer and a director of the Company.

 (8) Represents shares subject to options exercisable within 60 days of March 31, 1998. Mr. Wald is a director of the Company.

 (9) Mr. Avis is the Managing Partner of Summit Partners, L.P. which is the general partner of Summit Investors II, L.P. ("Summit Investors") and Summit Ventures II, L.P. ("Summit Ventures"). Summit Investors and Summit Ventures hold subordinated notes convertible into 558,531 shares of the Company's Common Stock (representing 6.4% of the outstanding Common Stock). Mr. Avis is a director of the Company.

(10) Includes 52,400 shares subject to options exercisable within 60 days of March 31, 1998. Mr. Lundt is Vice President of Corporate Research and Development and Business Development of the Company.

(11) Represents shares subject to options exercisable within 60 days of March 31, 1998. Mr. White is Vice President of Sales and Marketing of the Company.

(12) Represents shares subject to options exercisable within 60 days of March 31, 1998. Mr. Ritchie is Vice President of Operations of the Company.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue 75,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of Preferred Stock, $0.001 par value per share.

     The following description of the Company's capital stock does not purport to be complete and is subject to and qualified in its entirety by the Company's Certificate of Incorporation and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

     As of December 31, 1997, there were 6,873,855 shares of Common Stock outstanding held of record by 145 stockholders. As of December 31, 1997, there were options to purchase 2,509,066 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors who are to be elected in that year. In such event, the holders of the remaining shares will not be able to elect any directors.

     Holders of the Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the terms of any Preferred Stock that may be issued in the future or any agreements between the Company and its creditors. The Company has not declared or paid cash dividends on its capital stock since September 30, 1994, expects to retain future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

PREFERRED STOCK

     The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock and to fix the number of shares constituting any series in the designations of such series, without any further vote or action by the stockholders. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. See "Risk Factors -- Anti-Takeover Effects of Charter Provisions and Delaware Law." The Company has no present plan to issue Preferred Stock.

REGISTRATION RIGHTS

     The holders of 92,695 shares of Common Stock and the holders of the subordinated notes convertible into 558,531 shares of Common Stock have certain rights to require the Company to register those shares under the Securities Act.

SUBORDINATED NOTES

     On September 30, 1992 the Company, Summit Investors II, L.P. ("Summit Investors") and Summit Ventures II, L.P. ("Summit Ventures") entered into the Convertible Subordinated Promissory Notes and Warrant Purchase Agreement (the "Note Purchase Agreement") pursuant to the terms of which the Company issued (i) a zero coupon convertible subordinated promissory note to Summit Investors (the "Summit Investors Zero Coupon Note"), (ii) a zero coupon convertible subordinated promissory note to Summit Ventures (the "Summit Ventures Zero Coupon Note"), (iii) a 10% convertible subordinated promissory note to Summit Investors (the "Summit Investors 10% Note"), (iv) a 10% convertible subordinated promissory note to Summit Ventures (the "Summit Ventures 10% Note") and (v) warrants to purchase Common Stock. The warrants were not exercised and expired in 1995.

     The Summit Ventures Zero Coupon Note was issued for $3,941,840 and has a maturity value in September 1999 of $7,514,133. Summit Ventures may convert all or a portion of the principal and accrued interest of the note into Common Stock at any time prior to maturity. If Summit Ventures converts the note it will receive 489,253 shares of Common Stock.

     The Summit Investors Zero Coupon Note was issued for $58,160 and has a maturity value in September 1999 of $110,867. Summit Investors may convert all or a portion of the principal and accrued interest of the note at any time prior to maturity into Common Stock. If Summit Investors converts the note it will receive 7,219 shares of Common Stock.

     The Summit Ventures 10% Note was issued by the Company for $492,730, bears interest at a rate of ten percent (10%) and is due on September 29, 1999. Summit Ventures may convert all or a portion of the principal amount into Common Stock at any time prior to the due date. If Summit Ventures converts the full principal amount of the note, it will receive 61,157 shares of Common Stock.

     The Summit Investors 10% Note was issued by the Company for $7,270, and it bears interest at a rate of ten percent (10%) and is due on September 29, 1999. Summit Investors may convert all or a portion of the principal amount into Common Stock at any time prior to the due date. If Summit Investors converts the full principal amount of the note, it will receive 902 shares of Common Stock.

CERTAIN CHARTER PROVISIONS AND ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

     The Company's Certificate of Incorporation provides that all stockholder actions must be effected at a duly called annual or special meeting and may not be effected by written consent. The Company's Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the Chairman of the Board of Directors, the President, a majority of the Board of Directors or by holders of a majority of the Company's stock issued and outstanding and entitled to vote at such meeting. In addition, the Company's Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Company's Secretary of the stockholder's intention to bring such business before the meeting.

     In addition, the Company's Board of Directors is divided into three classes. The directors are classified with respect to the time for which they severally hold office into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III, with staggered terms of office. The term of office of the Class I Directors will expire at the annual meeting of stockholders in 1999 and Class I Directors will be elected for a full term of three years. The term of office of the Class II Directors will expire at the annual meeting of stockholders in the year 2000 and Class II Directors will be elected for a full term of three years. The term of office of the Class III Directors will expire at the annual meeting of stockholders in 1998 and Class III Directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, the successors of the class of directors whose terms expire at such meeting will be elected by the holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

     The foregoing provisions of the Company's Certificate of Incorporation and Bylaws are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. Such provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions are also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for the Company's shares and, consequently, may also inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in the management of the Company. See "Risk Factors -- Anti-Takeover Effects of Charter Provisions and Delaware Law."

     The Company is also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 could have the effect of delaying or preventing a change of control of the Company. The Company's Certificate of Incorporation does not permit cumulative voting. This provision and other provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the Company's outstanding voting shares. The Company has not "opted out" of the provisions of Section 203. See "Risk
Factors -- Anti-Takeover Effects of Charter Provisions and Delaware Law."

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is BankBoston, N.A. Its telephone number is (781) 575-2514.

LISTING

     The Company's Common Stock is listed on The Nasdaq National Market under the trading symbol "XTND."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Public Offering, there was no public market for the Common Stock and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Public Offering. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities.

     The Company has outstanding 8,173,855 shares of Common Stock based upon shares outstanding as of December 31, 1997 and shares issued by the Company in the Public Offering. In addition to the 1,300,000 shares of Common Stock issued by the Company in the Public Offering, as of March 2, 1998 (the "Effective Date"), there were 6,391,355 shares of Common Stock outstanding all of which are "restricted" shares (the "Restricted Shares") under the Securities Act. Such Restricted Shares may be sold only if registered under the Securities Act or sold in accordance with an available exemption from such registration.

     In general, under Rule 144 as currently in effect, beginning 90 days after March 2, 1998 a person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned his shares for at least one year, including persons who are affiliates of the Company, will be entitled to sell, within any three month period a number of shares of Common Stock that does not exceed the greater of (i) one percent (1%) of the then outstanding number of shares of Common Stock (up to approximately 81,739 shares of Common Stock immediately prior to the Rescission Offer) or (ii) the average weekly trading volume of the shares during the four calendar weeks preceding each such sale. In addition, sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. After shares are held for two years, a person who is not an affiliate of the Company is entitled to sell such shares under Rule 144 without regard to such volume limitations, or manner of sale, notice or public information requirements under Rule 144. Sales of shares by affiliates will continue to be subject to such volume limitations, and manner of sale, notice and public information requirements.

     The Company has agreed with the underwriters of the Public Offering not to offer, pledge, sell, contract to sell, or otherwise dispose of or enter into any transaction which is designed to, or could be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company, any affiliate of the Company or any person in privity with the Company, directly or indirectly, or announce the offering of any other shares of Common Stock or any securities or options convertible into, exchangeable or exercisable for shares of Common Stock for a period of 180 days following the date of the Underwriting Agreement without the prior written consent of Volpe Brown Whelan & Company, LLC; provided, however, that the Company may issue and sell shares of Common Stock pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan of the Company in effect at the date of the Underwriting Agreement and the Company may issue shares of Common Stock issuable upon the conversion of securities or the exercise of warrants outstanding at such date.

     Each of the Company's officers, directors and certain of the Company's stockholders holding in the aggregate 6,045,199 shares of Common Stock, have agreed with the underwriters of the Public Offering not to offer, sell, contract to sell, pledge or otherwise dispose of or file a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") with respect to any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or publicly announce an intention to effect any such transaction, for a period of 180 days after the date of the Underwriting Agreement without the prior written consent of Volpe Brown Whelan & Company, LLC, other than (i) upon the exercise of any option or warrant or the conversion of a security, outstanding on the date of the Underwriting Agreement and referred to in this Prospectus and (ii) shares of Common Stock disposed of as bona fide gifts approved by Volpe Brown Whelan & Company, LLC.

     Approximately 449,897 Restricted Shares are immediately available for sale in the public market upon the date of this Prospectus without restriction. Beginning 90 days after the Effective Date, 45,432 Restricted

Shares will be available for sale in the public market, subject to certain volume and other resale restrictions pursuant to Rule 144. Beginning 180 days after the Effective Date, approximately 5,340,824 additional Restricted Shares of Common Stock subject to the lock-up agreements will first become eligible for sale in the public market (unless the Representatives elect, in their sole discretion, the earlier release of such shares from the lock-up agreement) pursuant to Rule 144. Approximately 555,202 of the remaining Restricted Shares will become eligible for sale at various times after 180 days after the Effective Date pursuant to Rule 144.

     See "Management -- 1994 Incentive Stock Option Plan." The Company intends to file a registration statement on Form S-8 to register shares reserved for issuance under this stock option plan and shares issuable upon exercise of outstanding options. Shares of Common Stock issued upon the exercise of options after the effective date of the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and lock-up agreements. Beginning 180 days after the Effective Date, 1,546,915 shares issuable upon the exercise of vested options will be eligible for sale.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock subject to the Rescission Offer will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The consolidated balance sheets as of June 30, 1997 and 1996 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1, including amendments thereto, (the "Registration Statement") under the Securities Act with respect to the Common Stock which is subject to this Recission Offer. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Income...........................  F-4
Consolidated Statements of Stockholders' Equity.............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Extended Systems Incorporated

     We have audited the accompanying consolidated balance sheets of Extended Systems Incorporated as of June 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Extended Systems Incorporated as of June 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Boise, Idaho
August 11, 1997 except
as to Notes 1, 9, 11 and 14,
the date of which is
January 26, 1998, and as
to Note 13, the date of
which is April 2, 1998.

                         EXTENDED SYSTEMS INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                  JUNE 30,
                                                            ---------------------    DECEMBER 31,
                                                               1996        1997          1997
                                                            ----------    -------    ------------
                                                                                     (UNAUDITED)
ASSETS
Current:
  Cash and cash equivalents...............................   $ 5,729      $ 6,621      $ 6,301
  Accounts receivable, net of $223, $207 and $260
     allowance for doubtful accounts......................     4,331        6,917        5,990
  Inventories:
     Purchased parts......................................     2,810        2,240        2,073
     Finished goods.......................................     1,384        1,647        3,065
  Prepaids and other......................................       257          411          750
                                                             -------      -------      -------
     Total current assets.................................    14,511       17,836       18,179
                                                             -------      -------      -------
Property and equipment, net...............................     6,285        7,335        8,557
Intangibles, net..........................................       321          133           66
Investments and other assets..............................       221          373          196
                                                             -------      -------      -------
     Total assets.........................................   $21,338      $25,677      $26,998
                                                             =======      =======      =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current:
  Accounts payable........................................   $ 2,355      $ 3,040      $ 2,830
  Accrued payroll and related benefits....................       620        1,059          867
  Income taxes payable....................................       103          110           --
                                                             -------      -------      -------
     Total current liabilities............................     3,078        4,209        3,697
Long-term debt............................................     6,151        7,210        7,489
Deferred income taxes.....................................       587          233          384
                                                             -------      -------      -------
     Total liabilities....................................     9,816       11,652       11,570
                                                             -------      -------      -------
Stockholders' equity:
  Common stock $.10 par value per share, 13,333,333 shares
     authorized; 6,607,767, 6,874,765 and 6,874,872 shares
     issued...............................................       661          687          687
  Additional paid-in capital..............................       330          538        1,335
  Retained earnings.......................................    11,684       14,004       15,084
  Treasury stock, 137,542, 7,789 and 1,017 shares, at
     cost.................................................    (1,003)         (43)         (12)
  Deferred compensation...................................       (79)      (1,002)      (1,374)
  Cumulative translation adjustment.......................        --         (123)        (264)
  Incentive stock option plan receivables.................       (71)         (36)         (28)
                                                             -------      -------      -------
     Total stockholders' equity...........................    11,522       14,025       15,428
                                                             -------      -------      -------
     Total liabilities and stockholders' equity...........   $21,338      $25,677      $26,998
                                                             =======      =======      =======

    The accompanying notes are an integral part of the financial statements.

                         EXTENDED SYSTEMS INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               SIX MONTHS ENDED
                                                   YEAR ENDED JUNE 30,           DECEMBER 31,
                                              ------------------------------   -----------------
                                               1995      1996        1997       1996      1997
                                              -------   -------   ----------   -------   -------
                                                                                  (UNAUDITED)
Net revenue................................   $28,588   $34,670    $39,535     $18,558   $23,283
  Cost of net revenue......................    11,901    14,829     15,287       7,247     9,391
                                              -------   -------    -------     -------   -------
  Gross profit.............................    16,687    19,841     24,248      11,311    13,892
Operating costs and expenses:
  Research and development.................     3,701     4,362      5,259       2,395     3,096
  Marketing and sales......................     7,114     9,007     10,802       4,938     6,647
  General and administrative...............     2,416     2,273      2,879       1,362     1,506
                                              -------   -------    -------     -------   -------
     Income from operations................     3,456     4,199      5,308       2,616     2,643
Other expense, net.........................        90       198        494         212       136
Interest expense...........................       535       558        629         305       345
                                              -------   -------    -------     -------   -------
     Income before income taxes............     2,831     3,443      4,185       2,099     2,162
Provision for income taxes.................     1,033     1,164      1,509         757       768
                                              -------   -------    -------     -------   -------
     Net income............................   $ 1,798   $ 2,279    $ 2,676     $ 1,342   $ 1,394
                                              =======   =======    =======     =======   =======
Earnings per share:
  Basic....................................   $  0.28   $  0.33    $  0.39     $  0.20   $  0.20
  Diluted..................................      0.26      0.32       0.38        0.19      0.19
Number of shares used in earnings per share
  calculation:
  Basic....................................     6,368     6,826      6,870       6,869     6,864
  Diluted..................................     6,867     7,029      7,133       7,099     7,156

    The accompanying notes are an integral part of the financial statements.

                         EXTENDED SYSTEMS INCORPORATED

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                                INCENTIVE
                               ADDITIONAL                                        CUMULATIVE       STOCK
                      COMMON    PAID-IN     RETAINED   TREASURY     DEFERRED     TRANSLATION   OPTION PLAN
                      STOCK     CAPITAL     EARNINGS    STOCK     COMPENSATION   ADJUSTMENT    RECEIVABLES    TOTAL
                      ------   ----------   --------   --------   ------------   -----------   -----------   -------
Balance at June 30,
  1994..............  $ 661      $  745     $ 9,217    $(1,558)     $    --         $  --         $(133)     $ 8,932
  Net income........     --          --       1,798         --           --            --            --        1,798
  Shares issued for:
    Employee stock
     transactions...     --        (401)        (63)     2,405           --            --            (4)       1,937
    Services and
      other.........     --          --          --         44           --            --            --           44
  Restricted stock
    option
    activity........     --          --          --         --         (181)           --            --         (181)
  Treasury stock
    purchased.......     --          --          --     (3,169)          --            --            --       (3,169)
  Payments
    received........     --          --          --         --           --            --            80           80
  Dividends.........     --          --        (481)        --           --            --            --         (481)
  Income tax benefit
    from employee
    stock
    transactions....     --         262          --         --           --            --            --          262
                      ------     ------     -------    -------      -------         -----         -----      -------
Balance at June 30,
  1995..............    661         606      10,471     (2,278)        (181)           --           (57)       9,222
  Net income........     --          --       2,279         --           --            --            --        2,279
  Shares issued for:
    Employee stock
     transactions...     --        (280)     (1,025)     1,327           --            --           (36)         (14)
    Services and
      other.........     --          (7)        (41)        61           --            --            --           13
  Amortization of
    deferred
    compensation....     --          --          --         --          102            --            --          102
  Treasury stock
    purchased.......     --          --          --       (113)          --            --            --         (113)
  Payments
    received........     --          --          --         --           --            --            22           22
  Income tax benefit
    from employee
    stock
    transactions....     --          11          --         --           --            --            --           11
                      ------     ------     -------    -------      -------         -----         -----      -------
Balance at June 30,
  1996..............    661         330      11,684     (1,003)         (79)           --           (71)      11,522
  Net income........     --          --       2,676         --           --            --            --        2,676
  Shares issued for:
    Employee stock
     transactions...     --         (46)        (15)       125           --            --            (3)          61
    Pooling of
      interests.....     26        (823)         --        945           --            --            --          148
    Services or
      other.........     --         (13)       (148)        48           --            --            --         (113)
  Treasury stock
    purchased.......     --          --          --       (158)          --            --            --         (158)
  Restricted stock
    option
    activity........     --       1,084          --         --       (1,084)           --            --           --
  Amortization of
    deferred
    compensation....     --          --          --         --          161            --            --          161
  Counterpoint
    distribution
    (Note 2)........     --          --        (193)        --           --            --            --         (193)
  Payments
    received........     --          --          --         --           --            --            38           38
  Translation
    Adjustment......     --          --          --         --           --          (123)           --         (123)
  Income tax benefit
    from employee
    stock
    transactions....     --           6          --         --           --            --            --            6
                      ------     ------     -------    -------      -------         -----         -----      -------
Balance at June 30,
  1997..............    687         538      14,004        (43)      (1,002)         (123)          (36)      14,025
  First six months
    of 1998
    transactions
    (unaudited):
    Net income......     --          --       1,394         --           --            --            --        1,394
    Shares issued
      for:
      Employee stock
     transactions...     --         (57)        (54)       224           --            --            --          113
      Services or
        other.......     --          --          --         12           --            --            --           12
    Treasury stock
      purchased.....     --          --          --       (205)          --            --            --         (205)
    Amortization of
      deferred
     compensation...     --          --          --         --          202            --            --          202
    Adjustment to
      deferred
     compensation...     --        (157)       (260)        --          417            --            --           --
    Stock option
      activity......     --         991          --         --         (991)           --            --           --
    Payments
      received......     --          --          --         --           --            --             8            8
    Translation
      adjustment....     --          --          --         --           --          (141)           --         (141)
    Income tax
      benefit from
      employee stock
     transactions...     --          20          --         --           --            --            --           20
                      ------     ------     -------    -------      -------         -----         -----      -------
Balance at December
  31, 1997
  (unaudited).......  $ 687      $1,335     $15,084    $   (12)     $(1,374)        $(264)        $ (28)     $15,428
                      ======     ======     =======    =======      =======         =====         =====      =======

    The accompanying notes are an integral part of the financial statements.

                         EXTENDED SYSTEMS INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                             SIX MONTHS ENDED
                                                YEAR ENDED JUNE 30,            DECEMBER 31,
                                            ----------------------------    ------------------
                                             1995      1996       1997       1996       1997
                                            -------   -------    -------    -------    -------
                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..............................  $ 1,798   $ 2,279    $ 2,676    $ 1,342    $ 1,394
  Adjustments to reconcile net income to
     net cash provided by operating
     activities:
     Depreciation and amortization........      693       937      1,123        506        561
     Accretion of discount................      454       498        546        248        292
     Provision for deferred income
       taxes..............................     (285)      148       (354)       (90)       151
     Writedown of investment..............       --        --        180        180         20
     Stock option compensation............      364       102        160         45        202
     Provision for bad debts..............       82       101         34         54         70
     Other................................      111       (40)        39         --        (45)
     Changes in assets and liabilities:
       Accounts receivable................     (213)      353     (2,655)      (595)       824
       Inventories........................      295      (789)       278        213     (1,293)
       Income taxes receivable............     (117)      117         --        (81)       (79)
       Prepaids and other assets..........     (107)       34       (499)      (585)      (115)
       Accounts payable...................      249      (613)       691       (116)      (430)
       Accrued payroll and related
          benefits........................     (176)      434        439         33       (191)
       Income taxes payable...............     (613)      103          7       (115)      (110)
                                            -------   -------    -------    -------    -------
          Net cash provided by operating
            activities....................    2,535     3,664      2,665      1,039      1,251
                                            -------   -------    -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment......     (955)   (1,032)    (1,490)    (1,169)    (1,500)
  Cash acquired from purchase of
     affiliate, net of cash paid..........       --       258         --         --         --
  Purchase of intangibles.................     (242)       --         --         --         --
  Other investing activities..............      (61)      (17)        54         29          8
                                            -------   -------    -------    -------    -------
          Net cash used by investing
            activities....................   (1,258)     (791)    (1,436)    (1,140)    (1,492)
                                            -------   -------    -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Treasury stock purchased................   (3,169)     (113)      (158)       (12)      (205)
  Proceeds from exercise of stock
     options..............................    1,395       104         64         15        112
  Income tax benefit from employee stock
     transfers............................      262        11          6         --         66
  Dividends...............................     (481)       --         --         --         --
  Other financing activities..............       80        --       (193)        --         12
                                            -------   -------    -------    -------    -------
          Net cash provided by (used by)
            financing activities..........   (1,913)        2       (281)         3        (15)
  Effect of exchange rate changes on
     cash.................................       --        --        (56)        --        (64)
                                            -------   -------    -------    -------    -------
  Net increase (decrease) in cash and cash
     equivalents..........................     (636)    2,875        892        (98)      (320)
CASH AND CASH EQUIVALENTS:
  Beginning of period.....................    3,490     2,854      5,729      5,729      6,621
                                            -------   -------    -------    -------    -------
  End of period...........................  $ 2,854   $ 5,729    $ 6,621    $ 5,631    $ 6,301
                                            =======   =======    =======    =======    =======
SUPPLEMENTAL DISCLOSURES:
  Income taxes paid, net of refunds.......  $ 1,795   $   830    $ 1,891    $ 1,021    $   799
  Deferred compensation...................       --        --         --         --        991
  Equipment financed with lease line of
     credit...............................       --        --        513        151        210
  Interest paid...........................       50        50         64         50         58
  Purchase of intangibles for contracts
     payable..............................      238        --         --         --         --

    The accompanying notes are an integral part of the financial statements.

                         EXTENDED SYSTEMS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Extended Systems Incorporated provides distributed and mobile computing solutions that address the needs of the virtual enterprise.

     Basis of Presentation. The consolidated financial statements include the accounts of Extended Systems Incorporated, a Delaware corporation, and its wholly owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated. The Company translates the accounts of its foreign subsidiaries using the local foreign currency as the functional currency. The assets and liabilities of the foreign subsidiaries are translated into U.S. dollars using exchange rates in effect at the balance sheet date. Revenue and expenses are translated into U.S. dollars using the average exchange rate for the period. Gains and losses from this translation process are reflected as a component of stockholders' equity. To date, foreign currency translation gains and losses have not been material to the consolidated financial statements.

     Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Earnings per share are calculated pursuant to Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" and Securities and Exchange Commission Staff Accounting Bulletin No. 98. Earnings per share-basic is computed by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share-diluted is computed by dividing net income by the weighted average number of common shares outstanding increased by the additional common shares that would be outstanding if the potential dilutive common shares had been issued.

     Revenues on hardware products are recognized when products are shipped to customers, including when products are shipped to distributors and resellers. Revenues earned under software license agreements are recognized when software has been delivered, payment is due within one year, collectability is probable and there are no significant obligations remaining. The Company does not provide any material post-contract customer support.

     Cash equivalents are highly liquid investments with original maturities of three months or less.

     Inventories of purchased parts and finished goods are valued at the lower of cost (principally standard cost, which approximates actual cost on a first-in, first-out basis) or market.

     Intangible assets, consisting primarily of a customer list, non-compete agreements and goodwill, are carried at cost less accumulated amortization. Costs are being amortized over estimated useful lives of 2-5 years using the straight-line method.

     Research and development costs are expensed as incurred.

     Advertising costs are expensed as incurred.

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax and financial reporting bases of assets and liabilities. The provision for income taxes includes taxes payable for the period and the change during the period in deferred tax assets and liabilities.

     Recently issued accounting standards. In June 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. This statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive

                         EXTENDED SYSTEMS INCORPORATED
income separately from retained earnings and additional paid-in capital in the equity section of a balance sheet. This statement is effective for fiscal years beginning after December 25, 1997.

     In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which establishes standards for public business enterprises to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes the standards for related disclosures about products and services, geographic areas, and major customers. This statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. This statement is effective for financial statements for periods beginning after December 15, 1997.

     Management is currently evaluating the requirements of SFAS No. 130 and No. 131.

     In October 1997, the American Institute of Certified Public Accountants Accounting Standards Executive Committee issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition." SOP 97-2 supersedes SOP 91-1 and provides guidance on when and in what amounts revenue should be recognized for the licensing, selling, leasing or marketing of computer software. SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997. The Company does not expect SOP 97-2 to have a material effect on the Company's revenue recognition.

 2. POOLING OF INTERESTS

     On April 23, 1997, Counterpoint Systems Foundry, Inc. ("Counterpoint") merged with the Company through the issuance of 400,000 shares of the Company's common stock in exchange for all of the outstanding common stock of Counterpoint.

     The merger qualified as a tax-free reorganization and was accounted for as a pooling of interests. Accordingly, the Company's financial statements include Counterpoint for 1996 (Counterpoint had no material effect on the 1995 financial statements). Separate and combined results of the Company and Counterpoint were as follows (in thousands):

                                                 EXTENDED
                                                 SYSTEMS    COUNTERPOINT   COMBINED
                                                 --------   ------------   --------
For the period July 1, 1996 through April 30,
  1997 (unaudited)
  Sales........................................  $30,850        $799       $31,649
  Net income...................................    2,272          52         2,324
For the year ended June 30, 1996
  Sales........................................   34,045         624        34,669
  Net income...................................    2,019         260         2,279

                         EXTENDED SYSTEMS INCORPORATED

 3. PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and depreciated over estimated useful lives of 5-40 years using the straight-line method. Property and equipment at June 30 were as follows (in thousands):

                                                               1996     1997
                                                              ------   ------
Land and land improvements..................................  $  914   $  931
Buildings...................................................   4,610    5,058
Computer hardware...........................................   2,666    3,681
Furniture and fixtures......................................   1,177    1,385
                                                              ------   ------
                                                               9,367   11,055
Less accumulated depreciation...............................  (3,082)  (3,720)
                                                              ------   ------
                                                              $6,285   $7,335
                                                              ======   ======

     Depreciation and amortization of property and equipment were $603,000 for 1995, $731,000 for 1996 and $935,000 for 1997.

 4. LEASES

     The Company leases certain office space and equipment. Total lease expense was $38,000 in 1995, $44,000 in 1996 and $67,000 in 1997. The minimum future lease commitments for all operating leases are $29,000 in 1998, $29,000 in 1999 and $13,000 in 2000.

 5. INCOME TAXES

     The provision for income taxes consisted of the following (in thousands):

                                                    1995      1996      1997
                                                   ------    ------    ------
Current:
  Federal........................................  $  873    $  952    $1,619
  State..........................................     183       147       238
Deferred.........................................    (285)      148      (354)
Provision allocated to equity for employee stock
  transactions...................................     262        11         6
                                                   ------    ------    ------
                                                   $1,033    $1,258    $1,509
                                                   ======    ======    ======

     Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes at enacted tax rates. The tax effects of temporary differences and carryforwards which give rise to the net deferred tax liability were as follows as of June 30 (in thousands):

                                                              1996     1997
                                                              -----    -----
Accrued Stock Option Compensation...........................  $ 117    $ 195
Foreign Loss Carryforwards..................................    198      380
                                                              -----    -----
Deferred Assets.............................................    315      575
Depreciation................................................   (318)    (332)
Deferred DISC Income........................................   (436)    (363)
Other.......................................................   (148)    (113)
                                                              -----    -----
Net Deferred Income Tax Liability...........................  $(587)   $(233)
                                                              =====    =====

                         EXTENDED SYSTEMS INCORPORATED

     The effective income tax rate varies from the federal statutory rate of 34% as follows:

                                                        1995    1996    1997
                                                        ----    ----    ----
Federal tax rate......................................  34.0%   34.0%   34.0%
States taxes, net of federal benefit..................  4.3     4.0      3.3
Foreign Sales Corporation.............................  (5.4)   (6.5)   (6.4)
Non-deductible expense................................  2.9     3.2       --
Other, net............................................  0.7     (0.9)    5.2
                                                        ----    ----    ----
Effective income tax rate.............................  36.5%   33.8%   36.1%
                                                        ====    ====    ====

 6. CONTINGENCY

     Substantially all of the Company's products are warranted against material and workmanship defects for periods of two to five years from the date of shipment. Warranty costs associated with sales through December 31, 1997 are not expected to be material, therefore, no accrual has been made for such costs.

 7. LONG-TERM DEBT

     Long-term debt consisted of the following at June 30 (in thousands):

                                                               1996      1997
                                                              ------    ------
Zero coupon convertible subordinated promissory notes due
  September 1999............................................  $5,651    $6,197
10% convertible subordinated promissory notes due September
  1999......................................................     500       500
Lease line of credit to a bank to be refinanced into a
  long-term lease; Interest paid at prime plus 1%,
  collateralized by equipment...............................      --       513
                                                              ------    ------
                                                              $6,151    $7,210
                                                              ======    ======

     The zero coupon promissory notes were issued on September 30, 1992 for $4,000,000, had a maturity value in September 1999 of $7,625,000 and may be converted at any time at the option of the holders into a total of 496,472 shares of common stock. If held to maturity, the promissory notes would yield 9.25%.

     The 10% promissory notes were issued September 30, 1992 and may be converted at any time prior to maturity in September 1999 at the option of the holders into a total of 62,059 shares of common stock. Interest is paid annually in arrears.

     Both the zero coupon and the 10% promissory notes are subordinated in right of payment to future senior indebtedness of the Company.

     In the event of a change in control, as defined in the promissory note agreement, or the sale of substantially all of the assets of the Company, the holders may require redemption of the zero coupon and 10% promissory notes at the issue price plus accrued original issue discount. In addition, the Company's outstanding convertible promissory notes limit the Company's ability to pay dividends.

     The Company has a right of first refusal to purchase the zero coupon and the 10% promissory notes or, if converted, the stock.

     During 1997, the Company obtained a $1,000,000 lease line of credit. Borrowings under this line of credit were to be refinanced into a long-term lease on or before September 30, 1997. The lease agreement provides for 36 monthly installments in an amount to be determined at the inception of the lease based on the total amount refinanced. The lease agreement requires the Company to remain within certain financial ratio boundaries. The Company had borrowings of $513,000 under this line as of June 30, 1997.

                         EXTENDED SYSTEMS INCORPORATED

     The Company has a $5 million uncollateralized bank revolving line of credit that expires on March 31, 1999. Interest on borrowings is at the bank's prime rate. There were no borrowings under this line as of June 30, 1997 or 1996.

 8. STOCKHOLDERS' EQUITY

     In connection with the issuance of the subordinated promissory notes, the Company reserved 557,787 shares of common stock for issuance upon conversion of the notes.

     The Company declared and paid dividends of $.075 per share in 1995. There were no dividends declared in 1997 and 1996.

     Employee notes receivable accepted upon exercise of options are a component of stockholders' equity.

     The Company has two incentive stock option plans, adopted in 1984 and 1994. Regular, full-time employees are eligible for options under these plans. Options generally vest 20 percent per year over a period of five years from the date of grant. The exercise price generally is equal to the fair market value of the Company's common stock on the date the option is granted. Unexercised options lapse ten years after issuance or upon the date the option holder ceases to be an employee of the Company. Shares available for grant under these plans totaled 2,103,000 and 2,046,000 at June 30, 1996 and 1997, respectively. During 1995, the Company granted a variable incentive stock option to a key employee to purchase a maximum of 11,667 shares. The option vests over a period of three years from date of grant. In December 1997, the Company granted to employees options to purchase 330,421 shares of Common Stock with an exercise price of $8.00 per share. Deferred compensation expense resulting therefrom of $991,000 at December 31, 1997 will be amortized to expense over the four year vesting period of the options on a quarterly basis.

     The Company also has a restricted stock option plan, adopted in 1987. Regular, full-time employees and directors of the Company are eligible for options under this plan. Terms of the options are determined at the date of grant. Unexercised options lapse ten years after issuance or upon the date the option holder ceases to be an employee or director of the Company. Unearned compensation related to these options is recorded at the date of the award based on the market value of the shares and is amortized over the periods during which the restrictions lapse. Shares available for grant under this plan totaled 751,333 at June 30, 1996 and 992,000 at June 30, 1997.

     During 1997, the Company granted restricted stock options to purchase 150,000 shares to key employees. These options vest over periods of up to 3 years. The weighted-average exercise price of the options was $.15 per share and the weighted-average fair value was $7.31 per share. The Company recognized $99,000 of compensation expense related to these options in 1997.

     During 1995, the Company granted restricted stock options to purchase 26,667 shares to key employees with no minimum service periods. The weighted-average exercise price of the options was $.15 per share and the weighted-average fair value was $10.89 per share. The Company recognized $286,400 of compensation expense related to these options in 1995. In 1995, the Company also granted restricted stock options to two key employees to purchase an estimated maximum of 36,000 shares at exercise prices below the fair market value of the stock. These options vest over periods of 3 to 4 years from date of grant. The weighted-average exercise price was $.15 per share and the weighted-average fair value of the options was $10.47 per share. The Company recognized $102,200 and $62,000 of compensation expense related to these options in 1996 and 1997, respectively.

     The Company granted a key employee restricted stock options to purchase 183,333 shares in 1994 at prices equaling or exceeding the fair market value of the stock at the date of grant. These options vest over periods of 3 to 5 years. Certain of these options vest immediately at the time of an initial public offering or upon a change of control of the Company.

                         EXTENDED SYSTEMS INCORPORATED

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date as prescribed by SFAS No.123, net income would have decreased in the pro forma amounts indicated below (in thousands):

                                                              1996      1997
                                                             ------    ------
Net income -- as reported..................................  $2,279    $2,676
Net income -- pro forma....................................   2,248     2,573

     The fair value of options at date of grant was estimated using the Black-Scholes option-pricing model assuming a weighted-average risk-free interest rate of 6.15% and a weighted-average expected option life of 7.36 years.

     Stock option activity is summarized as follows:

                                                             WEIGHTED-
                                          PRICE RANGE      AVERAGE PRICE   OUTSTANDING    EXERCISABLE
                                       ------------------  -------------   -----------    -----------
June 30, 1994........................  $ .15    -   12.45      $7.74        1,988,607        708,607
  Granted............................    .15    -   11.33       8.87          359,960             --
  Became exercisable.................    .15    -   12.45                          --        398,400
  Exercised..........................    .81    -    9.69       5.57         (250,009)      (250,009)
  Canceled/expired...................   5.76    -   10.89       8.72         (206,200)        (9,533)
                                                                            ---------      ---------
June 30, 1995........................    .15    -   12.45       8.13        1,892,358        847,465
  Granted............................   3.75    -    7.16       5.57          393,737             --
  Became exercisable.................    .15    -   12.45                          --        386,345
  Exercised..........................    .15    -    8.55       1.46         (110,411)      (110,411)
  Canceled/expired...................    .15    -   10.89       6.32         (248,661)       (79,567)
                                                                            ---------      ---------
June 30, 1996........................    .15    -   12.45       8.31        1,927,023      1,043,832
  Granted............................    .15    -    8.36       5.04          399,426             --
  Became exercisable.................    .15    -   12.45                          --        300,629
  Exercised..........................    .81    -    8.55       4.49          (12,500)       (12,500)
  Canceled/expired...................    .15    -    8.55       8.61         (123,892)       (44,633)
                                                                            ---------      ---------
June 30, 1997........................    .15    -   12.45       7.74        2,190,057      1,287,327
                                                                            =========      =========

     The weighted-average remaining contractual life of options outstanding at June 30, 1997 was 6.60 years. The weighted-average exercise price of options exercisable at June 30, 1995, 1996 and 1997 was $6.89, $8.19 and $8.36,
respectively. The weighted-average exercise prices which were equal to the market price at the date of grant were $10.61, $5.66 and $8.04 for the years ended June 30, 1995, 1996 and 1997, respectively.

                           OPTIONS OUTSTANDING
                   -----------------------------------    OPTIONS EXERCISABLE
                                            WEIGHTED-    ---------------------
                               WEIGHTED-     AVERAGE                 WEIGHTED-
                                AVERAGE     REMAINING                 AVERAGE
RANGE OF EXERCISE  NUMBER OF   EXERCISE    CONTRACTUAL   NUMBER OF   EXERCISE
     PRICES         SHARES       PRICE        LIFE        SHARES       PRICE
-----------------  ---------   ---------   -----------   ---------   ---------
    $.15 to $.30    209,093     $  .15        9.14         50,339     $  .15
  $1.65 to $2.72     60,267       2.70        0.80         60,267       2.70
  $5.24 to $7.58    627,429       6.00        5.85        371,649       6.12
 $8.36 to $12.45   1,293,268     10.05        6.82        805,072      10.32
                   ---------                             ---------
  $.15 to $12.45   2,190,057                             1,287,327
                   =========                             =========

                         EXTENDED SYSTEMS INCORPORATED

 9. EARNINGS PER SHARE:

     In December 1997, the Company adopted SFAS No. 128, "Earnings per Share," which requires the presentation of "basic" earnings per share and "diluted" earnings per share on the face of the income statement. SFAS No. 128 required restatement of all prior earnings per share data presented.

                                                    BASIC      NET EFFECT OF                   DILUTED
                                                  EARNINGS     DILUTIVE STOCK    EFFECT OF    EARNINGS
                                                  PER SHARE       OPTIONS        WARRANTS     PER SHARE
                                                  ---------    --------------    ---------    ---------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
For the year ended June 30, 1995:
  Net income....................................   $1,798            --              --        $1,798
  Shares........................................    6,368           494               5         6,867
                                                   ------                                      ------
                                                   $ 0.28                                      $ 0.26
                                                   ======                                      ======
For the year ended June 30, 1996:
  Net income....................................   $2,279            --              --        $2,279
  Shares........................................    6,826           203              --         7,029
                                                   ------                                      ------
                                                   $ 0.33                                      $ 0.32
                                                   ======                                      ======
For the year ended June 30, 1997:
  Net income....................................   $2,676            --              --        $2,676
  Shares........................................    6,870           263              --         7,133
                                                   ------                                      ------
                                                   $ 0.39                                      $ 0.38
                                                   ======                                      ======

     Options to purchase shares of common stock that were outstanding during the period but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares were as follows for the years ended June 30 (in thousands):

1995.................................................    471
1996.................................................  1,323
1997.................................................  1,293

     The zero coupon and 10% promissory notes that may be converted into a total of 557,787 shares of common stock were not included in the computation of diluted earnings per share because to do so would have been antidilutive.

10. EMPLOYEE BENEFIT PLANS

     The Company established the Extended Systems Incorporated 401(k) Investment Plan, a defined contribution benefit plan, effective January 1991. All regular employees are eligible to participate. For all participants having completed six months of service, the Company makes dollar-for-dollar matching contributions to the participants account up to a maximum of 3% of the participant's annual pretax compensation. The Company's contributions to the plan for the years ended June 30, 1995, 1996 and 1997 were $149,000, $163,000 and $200,000, respectively.

     The Company has an employee stock ownership plan. All regular employees credited with at least 1,000 hours of service by the end of the plan year are eligible to participate. No contributions were made for 1995, 1996 or 1997.

                         EXTENDED SYSTEMS INCORPORATED

11. GEOGRAPHIC DATA AND MAJOR CUSTOMER

     The Company's foreign operations were as follows for the years ended June 30 (in thousands):

                                                    UNITED STATES   EUROPE    ELIMINATIONS   CONSOLIDATED
                                                    -------------   -------   ------------   ------------
1995
Sales to unaffiliated customers...................     $26,135      $ 2,453     $    --        $28,588
Transfers between geographic areas................       1,710           --      (1,710)            --
                                                       -------      -------     -------        -------
          Total net revenue.......................     $27,845      $ 2,453     $(1,710)       $28,588
                                                       =======      =======     =======        =======
Income (loss) from operations.....................     $ 3,548      $    (4)    $   (88)       $ 3,456
                                                       =======      =======     =======        =======
1996
Sales to unaffiliated customers...................     $27,398      $ 7,272     $    --        $34,670
Transfers between geographic areas................       4,936           --      (4,936)            --
                                                       -------      -------     -------        -------
          Total net revenue.......................     $32,334      $ 7,272     $(4,936)       $34,670
                                                       =======      =======     =======        =======
Income (loss) from operations.....................     $ 4,389      $   (37)    $  (153)       $ 4,199
                                                       =======      =======     =======        =======
Identifiable Assets...............................     $21,359      $ 2,195     $(2,216)       $21,338
                                                       =======      =======     =======        =======
1997
Sales to unaffiliated customers...................     $29,125      $10,410     $    --        $39,535
Transfers between geographic areas................       7,744           --      (7,744)            --
                                                       -------      -------     -------        -------
          Total net revenue.......................     $36,869      $10,410     $(7,744)       $39,535
                                                       =======      =======     =======        =======
Income (loss) from operations.....................     $ 5,826      $  (217)    $  (301)       $ 5,308
                                                       =======      =======     =======        =======
Identifiable Assets...............................     $23,752      $ 4,899     $(2,974)       $25,677
                                                       =======      =======     =======        =======

     Sales between geographic areas are accounted for at prices which provide a profit and are in accord with regulations of the governing tax authority. Export net revenues for 1995, 1996 and 1997 were $7.6 million, $13.0 million and $17.5 million, respectively. Sales to one customer accounted for 16% and 19% of the Company's net revenue in 1996 and 1997, respectively.

12. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and trade accounts receivable. Cash balances held in financial institutions may at times, exceed federally insured amounts. A concentration of credit risk may exist with respect to trade accounts receivable, as primarily all customers are North American and European distributors and manufacturers of computer equipment. The Company performs ongoing credit evaluations on customers and generally does not require collateral. The Company has not experienced significant losses related to receivables.

     The estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosure about Fair Value of Financial Instrument." The carrying amount of debt is considered to be a reasonable approximation of its fair value. The fair value estimate was based on market information available to management as of June 30, 1997. The use of different market assumptions and estimation methodologies could have a material effect on the estimated fair value amounts.

13. COMMON STOCK SUBJECT TO RESCISSION

     The Company sold shares of its common stock to employees and others which were not made pursuant to a registration statement filed under the Securities Act of 1933 as amended or any filings pursuant to the laws of any of the states in which such sales occurred ("State Blue Sky Laws"). Appropriate exemptions from the registration and qualification provisions of the Securities Act and State Blue Sky Laws may not have been

                         EXTENDED SYSTEMS INCORPORATED
available. As a result, the Company is planning to make a Rescission Offer and purchasers of these securities will be entitled to a return of the consideration paid of approximately $358,000 for their stock plus interest of $45,000 at applicable statutory rates, as of March 31, 1998. However, the amount of the rescission offer to substantially all of such purchasers is less than the estimated fair market value of the Common Stock. Accordingly, management does not expect acceptances of the Rescission Offer to have a material impact on the financial position or cash flows of the Company.

14. REVERSE STOCK SPLIT

     The consolidated financial statements reflect a 2-for-3 reverse stock split of the Company's Common Stock approved by the Board of Directors on December 18, 1997 and subsequently approved by the stockholders on January 22, 1998.

                     APPENDIX A -- DESCRIPTION OF GRAPHICS


INSIDE FRONT COVER:

Diagram defining the virtual enterprise concept, including depictions of information resources being shared in the virtual enterprise and example clients of the virtual enterprise, such as mobile workers and satellite offices.

GATEFOLD:

Diagram of a virtual enterprise incorporating icons for a central corporate LAN, the Internet used for connectivity and support for mobile workers, satellite offices and business partners. On the virtual enterprise diagram will be several example applications of the Company's products, depicted graphically, supporting the constituents of the network. Across the lower edge of the panel will be a row of photographs showing examples of the Company's products, with captions describing key features.

PAGE 30:

At this location i the text appears a diagram depicting the elements of a virtual enterprise, including key information resources being shared and some example constituents of the virtual enterprise, such as mobile workers and satellite offices.

PAGE 34:

At this location in the text appears a diagram representing several applications of the Company's distributed connectivity products.

PAGE 36:

 At this location in the text appears a diagram illustrating several applications of the Company's mobile systems products.

INSIDE BACK COVER:

Graphics, text and images describing the Company's customer support programs, the Company's key distribution customers and the Company's operating facilities.

============================================================

  NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, ANY OF THE SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO, OR A SOLICITATION OF ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary........................     3
Rescission Offer..........................     6
Risk Factors..............................     9
Dividend Policy...........................    17
Capitalization............................    18
Selected Consolidated Financial Data......    19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................    20
Business..................................    28
Management................................    42
Certain Transactions......................    50
Principal Stockholders....................    51
Description of Capital Stock..............    53
Shares Eligible for Future Sale...........    56
Legal Matters.............................    57
Experts...................................    57
Additional Information....................    57
Index to Consolidated Financial
  Statements..............................   F-1

                            ------------------------
============================================================
============================================================
                                RESCISSION OFFER

LOGO

                                  COMMON STOCK
                              --------------------
                                   PROSPECTUS
                                 APRIL 3, 1998
                              --------------------

============================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts, commissions and certain accountable expenses, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC Registration Fee........................................  $    423
Printing Fees and Expenses..................................     4,000
Legal Fees and Expenses.....................................    61,000
Accounting Fees and Expenses................................     2,000
Blue Sky Fees and Expenses..................................
Transfer Agent and Registrar Fees...........................       500
Miscellaneous...............................................       500
                                                              --------
          Total.............................................    68,423
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     The Registrant's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     The Registrant's Bylaws provide for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since January 1, 1995, the Registrant has issued and sold the following securities:

          1. From January 1, 1995 to December 31, 1997, the Registrant issued to employees, officers, directors and consultants options to purchase an aggregate of 1,154,262 shares of Common Stock of the Company, at exercise prices ranging from $0.15 per share to $9.50 per share, pursuant to the Company's 1994 Stock Option Plan.

          2. From January 1, 1995 to December 31, 1997, the Company has issued to those individuals referred to in paragraph 1 above an aggregate of 289,419 shares of Common Stock of the Company upon exercise of options at prices ranging from $0.15 per share to $8.76 per share.

     The sales of securities set forth in paragraph 2 above were deemed to be exempt from the registration requirements of the Securities Act in reliance on
Section 4(2) thereof, or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The granting of stock options described in paragraph 1 above did not require registration under the Securities Act, or an exemption therefrom, insofar as such grants did not involve a "sale" of securities as such term is used in Section 2(3) of the Securities Act.

     The recipients of the securities in each of the transactions set forth in paragraph 2 above represented their intention to acquire such securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments used in such transactions. All recipients received adequate information about the Registrant at the time of the acquisition of such securities or had access, through employment or other relationships with the Registrant, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

   3.1        Restated Certificate of Incorporation.*
   3.2        Restated Bylaws.*
   5.1        Opinion of Wilson Sonsini Goodrich & Rosati, Professional
              Corporation, as to the legality of the securities being registered.
  10.1 Form of Indemnification Agreement for directors and officers.*
  10.2        1998 Stock Plan and form of agreement thereunder.*
  10.3 1998 Employee Stock Purchase Plan and forms of participation agreements thereunder.*
  10.4 1998 Directors Stock Option Plan and form of agreement thereunder.*
  10.5        1994 Incentive Stock Option Plan.*
  10.6        1987 Restricted Stock Option Plan, as amended.*
  10.7        1984 Incentive Stock Option Plan, as amended.*
  10.8        Extended Systems Incorporated Employee Stock Ownership
              Plan.*
  10.9        Extended Systems Incorporated 401(k) Plan.*
  10.10       Convertible Subordinated Promissory Notes and Warrant
              Purchase Agreement among the Company, Summit Ventures II,
              L.P. and Summit Investors II, L.P. dated September 30,
              1992.*
  10.11       Zero Coupon Convertible Subordinated Promissory Note dated
              September 30, 1992 issued to Summit Ventures II, L.P.*
  10.12       Zero Coupon Convertible Subordinated Promissory Note dated
              September 30, 1992 issued to Summit Investors II, L.P.*
  10.13       Summit Investors II, L.P. Convertible Subordinated
              Promissory Note dated September 30, 1992 issued to Summit
              Ventures II, L.P.*
  10.14       Convertible Subordinated Promissory Note dated September 30,
              1992 issued to Summit Investors II, L.P.*
  10.15       Stockholders' Agreement among the Company, Gary Atkins,
              Charles M. Jopson, Douglas B. Winterwood, Ted L. Wimer,
              Steven Bolen, Summit Ventures II, L.P. and Summit Investors
              II, L.P. dated September 30, 1992.*
  10.16       Sale, License and Noncompetition Agreement between the
              Company and Electronic Accessory Specialist International,
              L.L.C. dated June 14, 1996, as amended.*
  10.17       OEM Purchasing Agreement between the Company and Apexx
              Technology, Inc. dated August 14, 1997.*
  10.18       Form of Distribution Agreement -- North America.*
  10.19       Form of Distribution Agreement -- Europe.*
  10.20       Registration Rights Agreement.*
  10.21       Employment Agreement between the Company and Steven D.
              Simpson.*
  10.22       Employment Agreement between the Company and Raymond A.
              Smelek.*
  10.23       Employment Agreement between the Company and Thomas C.
              White.*
  10.24       Employment Agreement between the Company and Holmes T.
              Lundt.*
  10.25       Employment Agreement between the Company and Scott J.
              Ritchie.*

21.1       List of Subsidiaries of the Registrant.
23.1       Consent of Independent Accountants.*
23.2       Consent of Counsel (included in Exhibit 5.1).
24.1       Power of Attorney (see page II-4).
27.1       Financial Data Schedule.*

---------------

* Incorporated by reference from the Company's Registration Statement on Form S-1 (registration number 333-42709) declared effective by the Commission on March 2, 1998.

     (b) FINANCIAL STATEMENT SCHEDULE

     Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant undertakes that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boise, in the State of Idaho, on the 3rd day of April 1998.

                                          EXTENDED SYSTEMS INCORPORATED

                                          By      /s/ STEVEN D. SIMPSON
                                            ------------------------------------
                                            Steven D. Simpson
                                            President and Chief Executive
                                             Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Steven D. Simpson and Karla K. Rosa and each of them, acting individually and without the other, as his or her attorneys-in-fact, each with full power of substitution, for him and her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments) and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute may do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED

                       SIGNATURE                                      TITLE                    DATE
                       ---------                                      -----                    ----

                 /s/ STEVEN D. SIMPSON                      President, Chief                 April 3, 1998
--------------------------------------------------------    Executive Officer and
                   Steven D. Simpson                        Director (Principal
                                                            Executive Officer)

                   /s/ KARLA K. ROSA                        Vice President, Finance          April 3, 1998
--------------------------------------------------------    and Chief Financial
                     Karla K. Rosa                          Officer (Principal
                                                            Financial Officer and
                                                            Principal Accounting
                                                            Officer)

                                                            Director                         April 3, 1998
--------------------------------------------------------
                    Gregory M. Avis

                 /s/ RAYMOND A. SMELEK                      Director                         April 3, 1998
--------------------------------------------------------
                   Raymond A. Smelek

                   /s/ S. SCOTT WALD                        Director                         April 3, 1998
--------------------------------------------------------
                     S. Scott Wald

               /s/ DOUGLAS B. WINTERROWD                    Director                         April 3, 1998
--------------------------------------------------------
                 Douglas B. Winterrowd

                                 EXHIBIT INDEX

                                                                            SEQUENTIALLY
   EXHIBIT                                                                    NUMBERED
   NUMBER                             DESCRIPTION                             PAGE NO.
   -------                            -----------                           ------------
      3.1     Restated Certificate of Incorporation.*
      3.2     Restated Bylaws.*
      5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
              Corporation, as to the legality of the securities being
              registered.+
     10.1     Form of Indemnification Agreement for directors and
              officers.*
     10.2     1998 Stock Plan and form of agreement thereunder.*
     10.3     1998 Employee Stock Purchase Plan and forms of participation agreements thereunder.*
     10.4     1998 Directors Stock Option Plan and form of agreement
              thereunder.*
     10.5     1994 Incentive Stock Option Plan.*
     10.6     1987 Restricted Stock Option Plan, as amended.*
     10.7     1984 Incentive Stock Option Plan, as amended.*
     10.8     Extended Systems Incorporated Employee Stock Ownership
              Plan.*
     10.9     Extended Systems Incorporated 401(k) Plan.*
    10.10     Convertible Subordinated Promissory Notes and Warrant
              Purchase Agreement among the Company, Summit Ventures II,
              L.P. and Summit Investors II, L.P. dated September 30,
              1992.*
    10.11     Zero Coupon Convertible Subordinated Promissory Note dated
              September 30, 1992 issued to Summit Ventures II, L.P.*
    10.12     Zero Coupon Convertible Subordinated Promissory Note dated
              September 30, 1992 issued to Summit Investors II, L.P.*
    10.13     Convertible Subordinated Promissory Note dated September 30,
              1992 issued to Summit Ventures II, L.P.*
    10.14     Convertible Subordinated Promissory Note dated September 30,
              1992 issued to Summit Investors II, L.P.*
    10.15     Stockholders' Agreement among the Company, Gary Atkins,
              Charles M. Jopson, Douglas B. Winterwood, Ted L. Wimer,
              Steven Bolen, Summit Ventures II, L.P. and Summit Investors
              II, L.P. dated September 30, 1992.*
    10.16     Sale, License and Noncompetition Agreement between the
              Company and Electronic Accessory Specialist International,
              L.L.C. dated June 14, 1996, as amended.**+
    10.17     OEM Purchasing Agreement between the Company and Apexx
              Technology, Inc. dated August 14, 1997.*
    10.18     Form of Distribution Agreement -- North America.*
    10.19     Form of Distribution Agreement -- Europe.*
    10.20     Registration Rights Agreement.*
    10.21     Employment Agreement between the Company and Steven D.
              Simpson.*
    10.22     Employment Agreement between the Company and Raymond A.
              Smelek.*
    10.23     Employment Agreement between the Company and Thomas C.
              White.*
    10.24     Employment Agreement between the Company and Holmes T.
              Lundt.*
    10.25     Employment Agreement between the Company and Scott J.
              Ritchie.*
     21.1     List of Subsidiaries of the Registrant.*
     23.1     Consent of Independent Accountants.
     23.2     Consent of Counsel (included in Exhibit 5.1).
     24.1     Power of Attorney (see page II-4).
     27.1     Financial Data Schedule.*

---------------

* Incorporated by reference from the Company's Registration Statement on Form S-1 (registration number 333-42709) filed with the Commission on March 2, 1998.

+ To be filed by amendment.